CONVERTIBLE DEBENTURE INDENTURE

between

TRANSGLOBE ENERGY CORPORATION

- and -

OLYMPIA TRUST COMPANY

Providing for the Issue of
6.0% Convertible Unsecured Subordinated Debentures

Dated as of February 22, 2012

v

17.2	Contracts of the Corporation	89
17.3	Formal Date	89

CONVERTIBLE DEBENTURE INDENTURE

THIS CONVERTIBLE DEBENTURE INDENTURE is made as of the 22nd day of February, 2012.

BETWEEN:

TRANSGLOBE ENERGY CORPORATION, a company existing under the laws of the Province of Alberta (hereinafter referred to as the "Corporation")

- and -

OLYMPIA TRUST COMPANY, a trust company existing under the laws of the Province of Alberta (hereinafter referred to as the "Debenture Trustee")

           WHEREAS the Corporation deems it necessary for its purposes to create and issue the Debentures to be created and issued in the manner hereinafter appearing;

           AND WHEREAS the Corporation, under the laws relating to it, is duly authorized to create and issue the Debentures as herein provided;

           AND WHEREAS, when certified by the Debenture Trustee and issued as provided in this Indenture, all necessary steps in relation to the Corporation have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures issued hereunder legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

           AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee;

           NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1       Definitions

In this agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"this Indenture", "hereto", "herein", "hereby", "hereunder", "hereof'" and similar expressions refer to this Convertible Debenture Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"90% Redemption Right" has the meaning ascribed thereto in Section 2.2(j)(vii);

"90% Redemption Right Notice" has the meaning ascribed thereto in Section 2.2(j)(vii);

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acceptance Notice" has the meaning ascribed thereto in Section 2.2(j)(iii);

"Affiliate" and "Associate" when used to indicate a relationship with a person or company, shall have their respective meanings as set forth in the Securities Act (Alberta);

"Applicable Securities Legislation" means applicable securities laws (including published rules, regulations, policies, blanket orders, rulings and instruments) in each of the Provinces of Canada;

"Authorized Officer" means an authorized officer of the Corporation;

"Base Share" has the meaning ascribed thereto in Section 2.2(k)(iii);

"Beneficial Holder" means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

"Business Day" means any day which is not Saturday or Sunday or a statutory holiday in Calgary, Alberta or any other day on which businesses of the Debenture Trustee and Canadian chartered banks are generally closed;

"Cash Change of Control" means a Change of Control in which 10% or more of the consideration for Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash, other than cash payments for fractional Shares and cash payments made in respect of dissenters' appraisal rights; (ii) equity securities (including trust units, limited partnership units or other participating securities of a trust, limited partnership or similar entity) that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange;

"Cash Change of Control Conversion Period" has the meaning ascribed thereto in Section 2.2(k)(i);

"Cash Offer Price" has the meaning ascribed thereto in Section 2.2(k)(ii);

"CDS" means CDS Clearing and Depository Services Inc.;

"Change of Control" will be deemed to occur upon the occurrence of any of the following events:

(a)

the acquisition by any person or group of persons acting jointly or in concert (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids and in Ontario, the Securities Act (Ontario) and Ontario Securities Commission Rule 62-504 - Take-Over Bids and Issuer Bids) of ownership of, or voting control or direction over, more than 50% of the issued and outstanding Shares; or

(b)	the sale or other transfer of all or substantially all of the consolidated assets of the Corporation;

however, a "Change of Control" will not include a sale, merger, reorganization or similar transaction if the previous holders of Shares immediately prior to such transaction hold at least 50% of the voting control or direction in such merged, reorganized, arranged, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity which has acquired such assets);

"Change of Control Purchase Date" has the meaning ascribed thereto to it in Section 2.2(j)(v);

"Conversion Price" means $15.10, being the amount for which each Share may be issued from time to time upon the conversion of the Debentures, as adjusted in accordance with the provisions of Article 6;

"Corporation" means TransGlobe Energy Corporation, a corporation existing under the ABCA, and includes any successor to or of the Corporation that shall have complied with the provisions of Article 11;

"Counsel" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Debenture Trustee, acting reasonably;

"Current Market Price" on any date means the VWAP of the Shares on the TSX (or such other recognized stock exchange) for the 20 consecutive Trading days ending on the fifth Trading day preceding such date (or, if the Shares are not listed thereon, on such stock exchange on which the Shares are listed as may be selected by the Directors and approved by the Debenture Trustee or, if the Shares are not listed on any stock exchange, then on the over-the-counter market or, if there is no market, fair value as determined by an independent financial advisor selected by the Directors and approved by the Debenture Trustee, acting reasonably);

"Date of Conversion" has the meaning ascribed thereto in Section 6.4(b);

"Debenture Liabilities" means the indebtedness, liabilities and obligations of the Corporation under Debentures issued under this Indenture, including on account of principal, interest or otherwise but excluding the issuance of Shares upon any Conversion pursuant to Article 6, upon any redemption pursuant to Article 4, or at maturity pursuant to Article 4;

"Debenture Offer" has the meaning ascribed thereto in Section 2.2(j)(i);

"Debenture Trustee" means Olympia Trust Company or its successor or successors for the time being as trustee hereunder;

"Debentureholders" or "holders" means the persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such persons by endorsement or delivery;

"Debentures" means the "6.0% Convertible Unsecured Subordinated Debentures" issued and certified hereunder and for the time being outstanding, whether in definitive or interim form or in the form of Global Debentures, as more particularly described in Section 2.2;

"Depository" means, with respect to the Debentures for so long as they are issued in the form of one or more Global Debentures, each person designated as a depository by the Corporation pursuant to Section 3.1, which shall initially be CDS, and any successor depository designated pursuant to the applicable provisions of this Indenture;

"Depository Participant" means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book-entry for a Global Debenture deposited with the Depository;

"Directors" means the directors of the Corporation on the date hereof or such directors as may, from time to time, be appointed or elected directors of the Corporation pursuant to the Corporation's articles and bylaws, and applicable laws, and "Director" means any one of them, and reference to action by the Directors means action by the Directors as a board;

"Dissenting Debentureholders" means a Debentureholder who does not accept an Offer referred to in Section 12.1 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

"Effective Date" has the meaning ascribed thereto in Section 2.2(k)(ii);

"Event of Default" has the meaning ascribed thereto in Section 8.1;

"Ex-Dividend Date" means, with respect to any dividend, distribution or issuance on the Shares, the first date on which the Shares trade on the applicable exchange or in the applicable market without the right to receive such dividend, distribution or issuance;

"Expiry Date" has the meaning ascribed thereto in Section 2.2(j)(ii);

"Expiry Time" has the meaning ascribed thereto in Section 2.2(j)(ii);

"Extraordinary Resolution" has the meaning ascribed thereto in Section 13.13;

"Freely Tradeable" means, in respect of shares of capital of any class of any corporation, which can be traded by the recipient thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a "control person" as that term is defined in Applicable Securities Legislation;

"Fully Registered Debentures" means Debentures registered as to both principal and interest;

"Global Debenture" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.2(l)(i) for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

"Government Obligations" means securities issued or guaranteed by the Government of Canada or any province thereof;

"Guarantees" means any guarantee, undertaking to assume, endorse, contingently agree to purchase, or to provide funds for the payment of, or otherwise become liable in respect of, any indebtedness, liability or obligation of any Person;

"Interest Obligation" means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

"Interest Payment Date" means March 31 and September 30 in each year, commencing on September 30, 2012, being the dates on which an instalment of interest on the Debentures shall be due and payable;

"international financial reporting standards" or "IFRS" means generally accepted accounting principles in Canada, as amended from time to time, as applicable to the Corporation and for greater certainty includes International Financial Reporting Standards as and to the extent applicable to the Corporation;

"Make Whole Premium" has the meaning ascribed to it in Section 2.2(k)(i);

"Make Whole Premium Shares" has the meaning ascribed thereto in Section 2.2(k)(ii);

"Maturity Account" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Debenture Trustee) for the Debentures pursuant to and in accordance with this Indenture;

"Maturity Date" means March 31, 2017;

"Maturity Notice" has the meaning ascribed thereto in Section 2.2(g);

"Offer" means an offer to acquire outstanding Debentures which is a take-over bid for Debentures within the meaning of Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and in Ontario, the Securities Act (Ontario) and Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids if the Debentures were considered equity securities, where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

"offer to acquire" includes an acceptance of an offer to sell;

"Offeror" means a person, or two or more persons acting jointly or in concert (as that term is defined in the Securities Act (Alberta)), who make an Offer to acquire Debentures;

"Offeror's Debentures" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert (as that term is defined in the Securities Act (Alberta)) with the Offeror;

"Offeror's Notice" means the notice described in Section 12.2.

"Offer Price" has the meaning ascribed thereto in Section 2.2(j)(i);

"Offering" means the public offering of the Debentures described in the Prospectus;

"Officer's Certificate" means a certificate of the Corporation signed by any one of the Directors or any one authorized officer of the Corporation, on behalf of the Corporation, in such capacity, and not in his personal capacity;

"Original Purchaser" has the meaning ascribed thereto in Section 2.14;

"Person" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments, governmental agencies and political subdivisions thereof;

"Prospectus" means the English and French language versions (unless the context indicates otherwise) of the (final) short form prospectus of the Corporation dated February 14, 2012 relating to the distribution of the $85,000,000 aggregate principal amount of Debentures in each of the Provinces of Canada and, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments thereto;

"Redemption Date" has the meaning ascribed thereto in Section 4.3;

"Redemption Notice" has the meaning ascribed thereto in Section 2.2(g);

"Redemption Price" means, in respect of a Debenture, the amount, including interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Shares as provided for in Section 4.6;

"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

"Senior Creditor" means a holder or holders of Senior Indebtedness and includes any agent or agents, representative or representatives or trustee or trustees of any such holder or holders;

"Senior Indebtedness" means all obligations, liabilities and indebtedness of the Corporation and its Subsidiaries which would, in accordance with IFRS, be classified upon a consolidated balance sheet of the Corporation as liabilities of the Corporation or its Subsidiaries and, whether or not so classified, shall include (without duplication): (a) indebtedness of the Corporation or its Subsidiaries for borrowed money; (b) obligations of the Corporation or its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments; (c) obligations of the Corporation or its Subsidiaries arising pursuant or in relation to bankers' acceptances, letters of credit, letters of guarantee, performance bonds and surety bonds (including payment and reimbursement obligations in respect thereof) or indemnities issued in connection therewith; (d) obligations of the Corporation or its Subsidiaries under any swap, hedging or other similar contracts or arrangements; (e) obligations of the Corporation or its Subsidiaries under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the Senior Indebtedness or other obligations of any other person which would otherwise constitute Senior Indebtedness within the meaning of this definition; (f) all indebtedness of the Corporation or its Subsidiaries representing the deferred purchase price of any property including, without limitation, purchase money mortgages; (g) accounts payable to trade creditors; (h) all renewals, extensions and refinancing of any of the foregoing; (i) all declared but unpaid dividends or distributions; and (j) all costs and expenses incurred by or on behalf of any Senior Creditor in enforcing payment or collection of any such Senior Indebtedness, including enforcing any security interest securing the same. "Senior Indebtedness" shall not include any indebtedness that would otherwise be Senior Indebtedness if it is expressly stated to be subordinate to or rank pari passu with the Debentures;

"Senior Security" means all mortgages, hypothecs, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

"Share Bid Request" means a request for bids to purchase Shares (to be issued by the Corporation on the Share Delivery Date) made by the Debenture Trustee in accordance with the Share Interest Payment Election Notice and that shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Shares that, together with the cash payments by the Corporation in lieu of fractional Shares, if any, equal to the Interest Obligation or portion thereof that is subject to the Share Interest Payment Election;

"Share Delivery Date" means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Shares are issued by the Corporation and delivered to the Debenture Trustee for sale pursuant to Share Purchase Agreements (together with the cash payments by the Corporation, if any, required to be made in order to pay in full the applicable Interest Obligation or portion thereof that is subject to the Share Interest Payment Election);

"Share Interest Payment Election" means an election to satisfy all or any portion of the Interest Obligation on the applicable Interest Payment Date in the manner described in the Share Interest Payment Election Notice;

"Share Interest Payment Election Amount" means the sum of the amount of the aggregate proceeds to be realized from the sale of Shares on the Share Delivery Date pursuant to acceptable bids obtained pursuant to the Share Bid Requests, together with any amount to be paid by the Corporation in respect of fractional Shares pursuant to Section 10.1(g), that is equal to the aggregate amount of the Interest Obligation or portion thereof in respect of which the Share Interest Payment Election Notice was delivered;

"Share Interest Payment Election Notice" means a written notice made by the Corporation to the Debenture Trustee specifying:

(a)	the amount of the Interest Obligation to which the election relates;

(b)	the Share Interest Payment Election Amount;

(c)

the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Shares and the conditions of such bids, which may include the minimum number of Shares, minimum price per Share, timing for closing for bids and such other matters as the Corporation may specify; and

(d)	that the Debenture Trustee shall accept through such investment banks, brokers or dealers selected by the Corporation only those bids which comply with such notice;

"Share Proceeds Investment" has the meaning ascribed thereto in Section 10.1(h);

"Share Purchase Agreement" means an agreement in customary form among the Corporation, the Debenture Trustee and the persons making acceptable bids pursuant to a Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Shares are then listed;

"Share Redemption Right" has the meaning ascribed thereto in Section 4.6(a);

"Share Repayment Right" has the meaning ascribed thereto in Section 4.11(a);

"Shares" means common shares of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Shares" shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

"Subsidiary" has the meaning ascribed thereto in the ABCA;

"Successor" has the meaning ascribed thereto in Section 11.1;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder, each as amended from time to time;

"Time of Expiry" means the time of expiry of certain rights with respect to the conversion of Debentures as defined in Section 2.2(f);

"Trading day" means, with respect to the TSX (or such other recognized stock exchange) or other market for securities, any day on which such exchange or market is open for trading or quotation;

"TSX" means the Toronto Stock Exchange or its successor or successors;

"Underwriters" means collectively Scotia Capital Inc. and Macquarie Capital Markets Canada Ltd., on their own behalf and on behalf of Canaccord Genuity Corp., RBC Dominion Securities Inc., Dundee Securities Ltd., FirstEnergy Capital Corp. and GMP Securities L.P.;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Legend" has the meaning ascribed thereto in Section 2.13;

"U.S. Person" means a "U.S. Person" as such term is defined in Regulation S;

"VWAP" means the volume-weighted average trading price of the Shares for the applicable period (which must be calculated utilizing days in which the Shares actually trade). The VWAP shall be determined by dividing the aggregate sale price of all Shares sold on the applicable exchange or market, as the case may be, over the applicable period by the total number of Shares so sold;

"Written Direction of the Corporation" means an instrument in writing signed by any one Director of the Corporation or any one Authorized Officer of the Corporation on behalf of the Corporation; and

1.2       Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted, redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption and monies and/or Shares, as the case may be, for the payment thereof shall have been set aside under Article 9, provided that:

(a)

Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)

when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debenture shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)

for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation or a Subsidiary of the Corporation shall be disregarded except that:

(i)

for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded;

(ii)

Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation; and

	(iii)	Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3       Headings

The headings, the table of contents and the division of this Indenture into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Indenture.

1.4       References

Unless otherwise specified in this Indenture:

(a)	references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Indenture; and

(b)	"hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions, without reference to a particular provision, refer to this Indenture.

1.5       Certain Rules of Interpretation

Unless otherwise specified in this Indenture:

(a)	the singular includes the plural and vice versa;

(b)	references to any gender shall include references to all genders;

(c)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(d)	unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time; and

(e)

unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.6       Time of Essence

Time shall be of the essence of this Indenture.

1.7       Day Not a Business Day

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation.

1.8       Applicable Law

This Indenture and the Debentures shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. For the purpose of all legal proceedings, this Indenture will be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta will have jurisdiction to entertain any action arising under this Indenture. The Corporation attorns to the jurisdiction of the courts of Province of Alberta.

1.9       Conflict

In the event of a conflict or inconsistency between a provision in the body of this Indenture and in the Debentures issued hereunder, the provision in the body of this Indenture shall prevail to the extent of the inconsistency.

1.10     Currency

All dollar amounts expressed in this Indenture and in the Debentures are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.11     Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with IFRS. For greater certainty, IFRS shall include any accounting standards that may from time to time be approved for general application by the Canadian Institute of Chartered Accountants.

1.12     Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price and calculations made pursuant to Sections 2.2(j) and 2.2(k) . The Corporation shall make such calculations in good faith exercising reasonable care, diligence and skill and, absent manifest error, the Corporation's calculations shall be final and binding on holders and the Debenture Trustee. The Corporation will provide a schedule of its calculations to the Debenture Trustee and the Debenture Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.13     Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule "A", be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et demandé que le present acte de fiducie et tous les documents s'y rapportant, y compris, sans restreindre la portée generale de ce qui precede, le formulaire de debenture joint aux présentes a titre d'annexe A, soient rédigés en longue anglaise seulement.

1.14     Severability

Each of the provisions in this Indenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.15     Schedule

The following Schedules form part of this Indenture:

Schedule "A" – Form of Debenture
Schedule "B" – Form of Redemption Notice
Schedule "C" – Form of Maturity Notice
Schedule "D" – Form of Notice of Conversion
Schedule "E" – Form of Declaration for Removal of U.S. Legend

              In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

1.16     Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether expressed or not.

1.17     Entire Agreement

This Indenture and all supplemental indentures and Schedules hereto and thereto, and the Debentures issued hereunder and thereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Debentures.

1.18     Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the Senior Creditors, the Directors and (to the extent provided in Sections 8.1, 8.11 and 17.2) the holders of Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

ARTICLE 2
THE DEBENTURES

2.1       Limit of Debentures

The Debentures shall be limited to an aggregate principal amount of not more than $85,000,000 and shall be designated as "6.0% Convertible Unsecured Subordinated Debentures".

2.2       Form and Terms of the Debentures

(a)	Except as may be amended, superseded, modified or supplemented by this Section 2.2, all of the terms of this Indenture shall apply to the Debentures;

(b)	The Debentures will be dated as of the date of closing of the Offering and shall, subject to the terms hereof, mature on the Maturity Date.

(c)

The Debentures shall bear interest from the date of issue at the rate of 6.0% per annum, payable semi-annually in arrears on March 31 and September 30 in each year computed on the basis of a 365 day year. The first such payment will fall due on September 30, 2012, which payment will include interest from and including February 22, 2012 up to, but excluding, September 30, 2012, and the last such payment (representing interest payable from and including the last Interest Payment Date) will fall due on the Maturity Date or the earlier date of redemption or repayment. Interest is payable after as well as before maturity and after as well as before default, with interest on amounts after maturity or in default at the same rate, compounded semi-annually. For certainty, the first interest payment will be equal to $36.33 for each $1,000 principal amount of Debentures. Any payment required to be made on any day that is not a Business Day will be made on the next succeeding Business Day. The record dates for the payment of interest on the Debentures will be the fifth Business Day preceding the Interest Payment Date in each year.

(d)

The Debentures are redeemable in accordance with the terms of Article 4 hereof, provided that the Debentures will not be redeemable before March 31, 2015 (except in limited circumstances following a Change of Control as provided in Section 2.2(j)). On or after March 31, 2015 and prior to the Maturity Date, the Debentures may be redeemed by the Corporation, in whole or in part from time to time, at the option of the Corporation on notice as provided for in Section 4.3 and at a price equal to the principal amount thereof plus accrued and unpaid interest thereon up to (but excluding) the Redemption Date, provided that the Current Market Price on the date on which such notice of redemption is given exceeds 125% of the Conversion Price and the Corporation shall have provided to the Debenture Trustee an Officer's Certificate confirming such Current Market Price. The Redemption Notice for the Debentures shall be in the form of Schedule "B" to this Indenture.

(e)

The Debentures will be direct, unsecured obligations of the Corporation and will be fully subordinated to Senior Indebtedness in accordance with the provisions of Article 5 hereof. The Debentures will rank pari passu with one another and will rank pari passu with all other existing and future unsecured subordinated indebtedness of the Corporation to the extent subordinated on the same terms.

(f)

Upon and subject to the provisions and conditions of Article 6 hereof, the holder of each Debenture shall have the right at such holder's option, at any time prior to 5:00 p.m. (Calgary time) on the earliest of (i) the Business Day immediately preceding the Maturity Date and (ii) the last Business Day immediately preceding any Redemption Date specified by the Corporation for redemption of such Debentures by notice to the holders of Debentures in accordance with Sections 2.2(d) and 4.3 of this Indenture (the earliest of which will be the "Time of Expiry" for the purposes of Article 6 hereof), to convert the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Shares at the Conversion Price in effect on the Date of Conversion. To the extent a redemption is a redemption in part only of the Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Debentures not redeemed or converted and be applicable to the next succeeding Time of Expiry.

Holders converting their Debentures will receive, in addition to the applicable number of Shares, accrued and unpaid interest (less any taxes required to be deducted) in respect of the Debentures surrendered for conversion from the last Interest Payment Date up to, but not including the Date of Conversion in accordance with Section 6.4(e). For clarity, payment of such interest, whether in cash or by delivery of Freely Tradeable Shares pursuant to the exercise of the Share Interest Payment Election, may, at the option of the Corporation, be paid on the next regularly scheduled Interest Payment Date following the Date of Conversion.

Holders of Debentures surrendered for conversion during the period from the close of business on any regular record date for the payment of interest on the Debentures to the opening of business on the next succeeding Interest Payment Date will receive the semi- annual interest payable on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion. In the event that a holder of Debentures exercises their conversion right following a Redemption Notice by the Corporation, such holder will be entitled to receive accrued and unpaid interest, in addition to the applicable number of Shares to be received on conversion, for the period from the last Interest Payment Date to (but excluding) the Date of Conversion.

The Conversion Price will not be adjusted for accrued interest.

Notwithstanding any other provisions of this Indenture, if any Debentures are surrendered for conversion on an Interest Payment Date or during the five Business Days preceding an Interest Payment Date, the person or persons entitled to receive Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Shares until the Business Day following such Interest Payment Date.

The Conversion Price in effect on the date hereof for each Share to be issued upon the conversion of Debentures shall be equal to $15.10, such that approximately 66.2252 Shares shall be issued for each $1,000 principal amount of Debentures so converted, subject to the terms of Section 6.6. Holders converting their Debentures will receive accrued but unpaid interest from the most recently completed Interest Payment Date up to, but not including the Date of Conversion. No fractional Shares will be issued, and holders will receive a cash payment in satisfaction of any fractional interest based on the Current Market Price as of the Date of Conversion. The Conversion Price applicable to the Shares, securities or other property receivable on the conversion of the Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

(g)

On the Redemption Date or on the Maturity Date of the Debentures, as applicable, the Corporation may, at its option and subject to the provisions of Sections 4.6 and 4.11 hereof as applicable, and provided no Event of Default has occurred and is continuing, and subject to any required regulatory approvals, elect to satisfy its obligation to pay all or a portion of the principal amount of the Debentures and any accrued but unpaid interest thereon by issuing and delivering Freely Tradeable Shares to the holders of Debentures. If the Corporation elects to exercise such option, it shall deliver to the holders of Debentures, as applicable, a redemption notice (the "Redemption Notice") in the form of Schedule "B" including such election, or a maturity notice (the "Maturity Notice") in the form of Schedule "C".

(h)

The Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. The Debenture Trustee is hereby appointed as registrar and transfer agent for the Debentures. Each Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule "A-1" to this Indenture or, for Debentures issued and sold to persons in the United States or to, or for the account or benefit of, U.S. Persons, Schedule "A-2" to this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Directors or an Authorized Officer executing such Debenture in accordance with Section 2.4 hereof, as conclusively evidenced by his or her execution of a Debenture. Each Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Debentures shall be initially issued as Global Debentures and the Depository for the Debentures shall be CDS. The Global Debentures shall be registered in the name of the Depository (or any nominee of the Depository). No Beneficial Holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.1 hereof. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.1.

(i)

Upon and subject to the provisions and conditions of Article 10 and provided no Event of Default has occurred and is continuing, the Corporation may elect, from time to time, to raise funds to satisfy all or part of the Interest Obligation on the Debentures on any Interest Payment Date by delivering Freely Tradeable Shares to the Debenture Trustee for sale through the facilities of a registered broker/dealer.

(j)

Within 30 days following the occurrence of a Change of Control, the Corporation shall be obligated to offer to purchase all Debentures then outstanding. The terms and conditions of such obligation are set forth below:

(i)

Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(j), the Corporation shall deliver to the Debenture Trustee a notice in writing stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control together with a cash offer in writing (the "Debenture Offer") to purchase all of the Debentures then outstanding from the holders thereof at a price per Debenture equal to 100% of the principal amount thereof together with accrued and unpaid interest thereon up to but excluding the Change of Control Purchase Date (as defined below) (the "Offer Price"). The Debenture Trustee will promptly thereafter deliver, by prepaid courier or mail, the Debenture Offer to the holders of all Debentures then outstanding, at their addresses appearing in the registers of holders of Debentures maintained by the Debenture Trustee.

(ii)

The Debenture Offer shall specify the date (the "Expiry Date") and time (the "Expiry Time") on which the Debenture Offer shall expire which date and time shall not, unless otherwise required by Applicable Securities Legislation, be earlier than the close of business on the 30th day and not later than the close of business on the 60th day following the date on which such Debenture Offer is delivered or mailed by or on behalf of the Debenture Trustee as provided above.

(iii)

The Debenture Offer shall specify that the Debenture Offer may be accepted by the holders of Debentures by tendering the Debentures so held by them to the Debenture Trustee at its offices in Calgary, Alberta or Toronto, Ontario at or before the Expiry Time together with an acceptance notice (the "Acceptance Notice") in form and substance acceptable to the Debenture Trustee.

(iv)

The Debenture Offer shall state that holders of Debentures may accept the Debenture Offer in respect of all or a portion (in a minimum amount of $1,000 principal amount and multiples thereof) of their Debentures.

(v)

The Debenture Offer shall specify a date (the "Change of Control Purchase Date") no later than the third Business Day following the Expiry Date on which the Corporation shall take up and pay for all Debentures duly tendered in acceptance of the Debenture Offer. If such Change of Control Purchase Date is after a record date for the payment of interest on the Debentures but on or prior to an Interest Payment Date, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date.

(vi)

The Corporation shall, on or before 1:00 p.m. (Calgary time), on the Business Day immediately prior to the Change of Control Purchase Date, pay to the Debenture Trustee by wire transfer or such other means as may be acceptable to the Debenture Trustee an amount of money sufficient to pay the aggregate Offer Price in respect of all Debentures duly tendered to the Debenture Offer (less any tax required by law to be deducted). The Debenture Trustee, on behalf of the Corporation, will pay the Offer Price to the holders of Debentures in the respective amounts to which they are entitled in accordance with the Debenture Offer as aforesaid.

(vii)

If holders of 90% or more of the aggregate principal amount of Debentures outstanding on the date the Corporation (other than Debentures held at such date by or on behalf of the Corporation, Associates or Affiliates of the Corporation or anyone acting jointly or in concert with the Corporation) delivers the Debenture Offer to the Debenture Trustee, accept the Debenture Offer, the Corporation shall have the right (the "90% Redemption Right"), upon written notice (the "90% Redemption Right Notice") provided to the Debenture Trustee within 10 days following the Expiry Date, to elect to redeem all the Debentures remaining outstanding at the Offer Price and on the other terms and conditions provided herein. Upon receipt of such notice by the Debenture Trustee, the Debenture Trustee shall promptly provide written notice to each holder of outstanding Debentures (other than those that have accepted the Debenture Offer) that:

(A)	the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Debentures effective as at the Change of Control Purchase Date at the Offer Price;

(B)

such holder must surrender its Debentures to the Debenture Trustee within 10 days after the sending of such notice; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes a notation on the Global Debenture of the principal amount thereof so transferred; and

(C)

the rights of such holder under the terms of the Debentures and this Indenture shall cease effective as of the Change of Control Purchase Date provided the Corporation has, on or before the date on which the Corporation delivers the 90% Redemption Notice to the Debenture Trustee, paid the aggregate Offer Price to, or to the order of, the Debenture Trustee and thereafter such holder's Debentures shall not be considered to be outstanding and such holder shall not have any rights hereunder except to receive such Offer Price to which such holder is entitled upon surrender and delivery of such holder's Debentures in accordance with the Indenture.

(viii)

The Corporation shall, on or before 1:00 p.m. (Calgary time), on the Business Day immediately prior to the date the Corporation delivers the 90% Redemption Right Notice, pay to the Debenture Trustee by wire transfer or such other means as may be acceptable to the Debenture Trustee, an amount of money sufficient to pay the aggregate Offer Price in respect of all Debentures to be redeemed pursuant to the 90% Redemption Right (less any tax required by law to be deducted). The Debenture Trustee, on behalf of the Corporation, will pay the Offer Price to the holders of Debentures in the respective amounts to which they are entitled in accordance with the exercise of the 90% Redemption Right as aforesaid upon surrender and delivery of such holders' Debentures.

(ix)

The Debentures in respect of which the Corporation has made payment to the Debenture Trustee in accordance with the terms of this Section 2.2(j) (or the portion thereof tendered in acceptance of the Debenture Offer) shall thereafter no longer be considered to be outstanding under this Indenture. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Debenture Offer and the exercise of the 90% Redemption Right if applicable. All Debentures in respect of which payment of the Offer Price has been so made shall be cancelled by the Debenture Trustee.

(x)

In the event a portion of the principal amount only of a Debenture is tendered by a holder thereof in acceptance of the Debenture Offer, the Corporation shall execute and deliver to the Debenture Trustee and the Debenture Trustee shall certify and deliver to the holder, without charge to such holder, a certificate representing the principal amount of the Debenture not so tendered in acceptance of the Debenture Offer.

(xi)

Debentures for which holders have accepted the Change of Control Purchase Offer and Debentures which the Corporation has elected to redeem in accordance with this Section 2.4(j) shall become due and payable at the Offer Price on the Change of Control Purchase Date, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem the Debentures shall have been deposited as provided in this Section 2.4(j) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(xii)

In case the holder of any Debenture to be purchased or redeemed in accordance with this Section 2.4(j) shall fail on or before the Change of Control Purchase Date to so surrender such holder's Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery of such holder's Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of four years from the Change of Control Purchase Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder on that date which is four years less one day after the Change of Control Purchase Date (the "Unclaimed Funds Return Date") to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the Unclaimed Funds Return Date, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Change of Control Purchase Offer after the date of such payment of the remaining funds to the Corporation but prior to the Unclaimed Funds Return Date.

(k)

In addition to the requirements of Section 2.2(j) in respect of a Change of Control and subject to regulatory approval, the following provisions shall apply in respect of the occurrence of a Cash Change of Control occurring on or before the Maturity Date:

(i)

During the period beginning ten Trading days before the anticipated date on which the Cash Change of Control becomes effective and ending 30 days after the Debenture Offer is delivered to holders of Debentures in accordance with Section 2.2(j)(i) (the "Cash Change of Control Conversion Period"), holders of Debentures will be entitled to convert their Debentures, in whole or in part, and receive, in addition to the number of Shares (or cash or other property or securities in substitution therefor) they would otherwise be entitled to receive in accordance with the provisions and conditions of Section 2.2(f) and Article 6, an additional number of Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of Debentures as set forth in this Section 2.2(k) (the "Make Whole Premium").

(ii)

The number of additional Shares per $1,000 principal amount of Debentures constituting the Make Whole Premium (the "Make Whole Premium Shares") will be determined by reference to the table following subsection (iii) below and is based on the date on which the Cash Change of Control becomes effective (the "Effective Date") and the price (the "Cash Offer Price") paid per Share in the transaction constituting the Change of Control. If holders of Shares receive (or are entitled and able in all circumstances to receive) only cash in the transaction constituting the Change of Control, the Cash Offer Price shall be the cash amount paid per Share. Otherwise, the Cash Offer Price shall be equal to the Current Market Price of the Shares on the day immediately preceding the Effective Date.

(iii)

The following table shows the number of Make Whole Premium Shares for each hypothetical Cash Offer Price and Effective Date set forth below, expressed as additional Shares per $1,000 principal amount of Debentures. For the avoidance of doubt, the Corporation shall not be obliged to pay the Make Whole Premium otherwise than by issuance of the applicable number of Shares in excess of the number of Shares to which holders would otherwise have been entitled at the Conversion Price (the "Base Shares") upon conversion of the Debentures in accordance with the provisions and conditions of Section 2.2(f) and Article 6.

Make-Whole Premium Upon a Change of Control
(Number of Additional Common Shares per $1,000 Debenture)

	Effective Date
Cash Offer	02/22/12	31/03/12	31/03/13	31/03/14	31/03/15	31/03/16	31/03/17
Price
$10.40	29.9287	29.9287	29.9287	29.9287	29.9287	29.9287	29.9287
$11.00	27.2467	27.1528	26.3037	25.2679	24.6839	24.6839	24.6839
$12.00	23.5283	23.4192	22.3564	20.9686	19.8934	18.6637	17.1082
$13.00	20.5285	20.4085	19.2042	17.5458	16.0695	14.5209	10.6979
$14.00	18.1003	17.9667	16.6441	14.7906	12.9529	11.2983	5.2034
$15.00	16.0781	15.9458	14.5489	12.5548	10.3539	8.7296	0.4415
$20.00	9.8152	9.6873	8.2341	6.0355	1.8789	1.4336	0.0000
$25.00	6.7332	6.6187	5.3114	3.3461	0.0000	0.0000	0.0000
$30.00	4.9725	4.8745	3.7538	2.1195	0.0000	0.0000	0.0000

	Effective Date
Cash Offer	02/22/12	31/03/12	31/03/13	31/03/14	31/03/15	31/03/16	31/03/17
Price
$35.00	3.8660	3.7814	2.8299	1.5028	0.0000	0.0000	0.0000
$40.00	3.1117	3.0390	2.2339	1.1579	0.0000	0.0000	0.0000
$45.00	2.5664	2.5044	1.8222	0.9401	0.0000	0.0000	0.0000
$50.00	2.1558	2.1027	1.5222	0.7896	0.0000	0.0000	0.0000
$55.00	1.8357	1.7900	1.2929	0.6768	0.0000	0.0000	0.0000
$60.00	1.5786	1.5394	1.1115	0.5876	0.0000	0.0000	0.0000

(iv)	The actual Cash Offer Price and Effective Date may not be set forth on the table above, in which case:

(A)

if the actual Cash Offer Price on the Effective Date is between two Cash Offer Prices in the table or the actual Effective Date is between two Effective Dates in the table, the Make-Whole Premium will be determined by a straightline interpolation between the Make-Whole Premiums set out for the two Cash Offer Prices and the two Effective Dates in the table based on a 365-day year, as applicable:

(B)

if the Cash Offer Price on the Effective Date exceeds $60.00 per Share, subject to adjustment as described below, the Make-Whole Premium and the number of Make Whole Premium Shares to be issued will be zero; and

(C)

if the Cash Offer Price on the Effective Date is less than $10.40 per Share, subject to adjustment as described below, the Make Whole Premium and the number of Make Whole Premium Shares to be issued will be zero.

(v)

The Cash Offer Prices set forth in the table above will be adjusted as of any date on which the Conversion Price of the Debentures is adjusted. The adjusted Cash Offer Prices will equal the Cash Offer Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the Conversion Price immediately prior to the adjustment giving rise to the Cash Offer Price adjustment. The number of additional Make Whole Premium Shares set forth in the table above will be adjusted in the same manner as the Conversion Price as set forth under Section 6.5, other than as a result of an adjustment to the Conversion Price by adding the Make Whole Premium as described above. The provisions of Section 6.11 shall be applicable in connection with determinations under this Section 2.2(k).

(vi)

Notwithstanding the foregoing, if the Date of Conversion of any Debentures occurs during the period beginning on the 10th Trading Day prior to the Effective Date and ending at the close of business on the Effective Date, the holders of such Debentures shall, on conversion of their Debentures, only be entitled to receive that number of Make Whole Premium Shares as may be adjusted pursuant to Section 6.5 on the Business Day immediately following the Effective Date and, for greater certainty, only if the Change of Control occurs. The Base Shares shall be issued in accordance with the terms of this Indenture applicable to a conversion of Debentures otherwise than during the Cash Change of Control Conversion Period, including at the then applicable Conversion Price.

(vii)

Section 6.5 shall apply to such conversion and, for greater certainty, the former holders of Debentures in respect of which the Make Whole Premium Shares are issuable shall be entitled to receive and shall accept, in lieu of the Make Whole Premium Shares, the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from the transaction that constitutes the Cash Change of Control that such holders would have been entitled to receive if such holders had been the registered holders of the applicable number of Make Whole Premium Shares on the Effective Date.

(l)	The Debenture Trustee shall be provided with the following documents and instruments prior to the issuance of the Debentures:

(i)

a Written Direction of the Corporation addressed to the Debenture Trustee requesting certification and delivery of the Debentures and setting forth delivery instructions, including without limitation, the designation of CDS as the Depository;

(ii)

an opinion of Counsel addressed to the Debenture Trustee, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the issue of the Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(iii)

an Officer's Certificate addressed to the Debenture Trustee certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of the Debentures (including those set forth in Section 15.5) have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.3       Issue of Global Debentures

(a)	Upon issuance of the Debentures, the Corporation shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

	(i)	represent the aggregate amount equal to the principal amount of the outstanding Debentures to be represented by one or more Global Debentures;

	(ii)	be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

	(iii)	bear a legend substantially to the following effect:

"THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE DATED AS OF THE [22] DAY OF FEBRUARY, 2012 BETWEEN TRANSGLOBE ENERGY CORPORATION AND OLYMPIA TRUST COMPANY (THE "INDENTURE"). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO TRANSGLOBE ENERGY CORPORATION (THE "CORPORATION") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

(iv)	with respect to the Global Debenture attached in the form of Schedule "A-2", bear the U.S. Legend.

(b)

The Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.4       Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one Director of the Corporation or Authorized Officer of the Corporation, on behalf of the Corporation, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or in facsimile, appears on a Debenture as Director of the Corporation or Authorized Officer of the Corporation, on behalf of the Corporation, may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.5       Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.6       Interim Debentures or Certificates

Pending the delivery of definitive Debentures to the Debenture Trustee, the Corporation may issue and the Debenture Trustee may certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to receive definitive Debentures when the same are ready for delivery; or the Corporation may execute and the Debenture Trustee may certify a temporary Debenture for the whole principal amount of Debentures authorized to be issued hereunder and the Corporation may deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.7       Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. The new or substituted Debenture may have endorsed upon it the fact that it is in replacement of a previous Debenture. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture and such other documents as shall be satisfactory to them in their discretion and shall also furnish a surety bond and an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.8       Concerning Interest

(a)

Except as may otherwise be provided in this Indenture and subject to Section 2.2(c), the Debentures, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date in respect of which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later, to but excluding the next Interest Payment Date. Subject to Section 2.2(c), all interest shall accrue from day to day and shall be payable semi-annually in arrears on each Interest Payment Date. Interest on all Debentures issued hereunder shall cease to accrue on, but not including, the Maturity Date, Redemption Date or the Interest Payment Date immediately prior to the Date of Conversion, as applicable, for such Debentures, unless, upon due presentation, payment of principal or delivery of amounts, securities or other property payable or deliverable hereunder and payment of any accrued and unpaid interest or other amounts payable hereunder is improperly withheld or refused.

(b)	Interest shall be computed on the basis of a 365-day year.

2.9       Debentures to Rank Pari Passu

The Debentures will be direct unsecured subordinated obligations of the Corporation. Each Debenture will rank pari passu with each other Debenture (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Corporation (other than Senior Indebtedness) to the extent subordinated on the same terms.

2.10     Payments of Amounts Due on Maturity

Except as may otherwise be provided herein and subject to Section 4.11, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Debenture Trustee a Maturity Account for the Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 1:00 p.m. (Calgary time) on the Business Day immediately prior to the Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation will deposit in the applicable Maturity Account an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted or withheld), provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques, or with funds by electronic transfer, for such amounts required under this Section 2.10. The Debenture Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture, upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Corporation and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which such holder is entitled.

2.11     Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.2(c):

(a)

As interest becomes due on each Debenture (except at maturity, on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation shall, on or before 11:00 a.m., Calgary time, on the fourth (4th) Business Day immediately prior to the applicable Interest Payment Date, deliver to the Debenture Trustee a certified cheque, bank draft or wire transfer in an amount sufficient to pay such interest as is payable in respect of such Debentures. Upon receipt of such interest payment from the Corporation, the Debenture Trustee, on behalf of the Corporation, shall then send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made to the holder by cheque, such cheque shall be forwarded at least three (3) Business Days prior to each applicable Interest Payment Date and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Debenture Trustee will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation or the Debenture Trustee is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation or the Debenture Trustee may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b)

Notwithstanding Section Error! Reference source not found., if the Debentures are represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in the applicable Global Debenture, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.12     Withholding Tax

The Corporation will be entitled to deduct and withhold any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of the Canadian government or of any Province or territory thereof or any authority or agency therein or thereof having power to tax, including pursuant to the Tax Act, from any payment to be made on or in connection with the Debentures and, provided that the Corporation forthwith remits such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Debenture Trustee and the relevant Debentureholder, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation's obligations under the Debentures and there is no obligation on the Corporation to gross-up amounts paid to a holder in respect of such deductions or withholdings. The Corporation shall provide the Debenture Trustee and the relevant Debentureholder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such government, authority or agency promptly after receipt thereof.

The Debenture Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Debenture Trustee shall at all times be indemnified and held harmless by the Corporation from and against any liabilities of the Debenture Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Debenture Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

2.13     U.S. Legend on the Debentures and Shares

(a)

All Debentures and the Shares issuable upon conversion, redemption or maturity thereof (collectively, the "Securities") have not been and will not be registered under the 1933 Act or any state securities laws. The Securities issued and sold to persons in the United States or, to or for the account or benefit of, U.S. Persons in reliance on Rule 144A under the 1933 Act and Section 4(2) of the 1933 Act, as well as all Debentures and the Shares issued in exchange for or in substitution of the Securities, shall bear, unless otherwise directed by the Corporation, the following legend (the "U.S. Legend"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES, FOR THE BENEFIT OF TRANSGLOBE ENERGY CORPORATION (THE "CORPORATION"), THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144A OR (ii) RULE 144, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(ii) OR (D), THE SELLER FURNISHES TO THE CORPORATION A WRITTEN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if Securities are being sold in compliance with Rule 904 of Regulation S, and provided further that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a duly completed and signed declaration to the Debenture Trustee for such Securities substantially as set forth in Schedule "E" hereto (or as the Corporation may prescribe from time to time), together with any additional documentation as may be required by the Corporation or the Debenture Trustee, which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that such U.S. Legend is no longer required pursuant to the requirements of the 1933 Act or applicable state securities laws; and provided further that, if any Securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Shares, of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b)

The parties hereby acknowledge and agree that the Debentures and any Shares issuable upon conversion, redemption or maturity thereof are "restricted securities" (as such term is defined in Rule 144 under the 1933 Act) and may not be reoffered, or resold, pledged or otherwise transferred except: (i) to the Corporation; (ii) outside the United States in accordance with Regulation S and in compliance with applicable local laws and regulations; (iii) in compliance with the exemption from registration under the 1933 Act provided by (A) Rule 144A under the 1933 Act, or (B) Rule 144 under the 1933 Act, if applicable, and, in each case, in accordance with applicable state securities laws; or (iv) in another transaction that does not require registration under the 1933 Act or any applicable state securities laws.

(c)

Prior to the issuance of the Debentures, the Corporation shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend. The Debenture Trustee will thereafter maintain a list of all registered holders from time to time of such legended Debentures.

2.14     Right of Rescission

(a)

Upon the conversion of the principal amount of a Debenture into Shares pursuant to Article 6 hereof, original purchasers of Debentures under the Offering (the "Original Purchasers") shall have a right of action against the Corporation for rescission to receive the purchase price of the Debentures, exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof, if the Prospectus, together with any amendment thereto, contains a misrepresentation (as such term is defined in the Securities Act (Alberta)) and it was a misrepresentation on the date hereof or the Prospectus, or any amendment thereof, was not delivered to the Original Purchaser. The foregoing right of action for rescission is only available to an Original Purchaser while he or she is a holder of the Shares issued upon the conversion of Debentures pursuant to Article 6 hereof.

(b)	In no event shall the Corporation be liable under this Section 2.14 if the Original Purchaser purchased the Debentures with knowledge of the misrepresentation.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1       Global Debentures

(a)

The Corporation shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary, Alberta and by the Debenture Trustee or such other registrar as the Corporation, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures are at any time not Global Debentures, the provisions of Section 3.2 shall govern with respect to registrations and transfers of such Debentures.

(b)

Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances:

(i)

Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)

Global Debentures may be transferred at any time after (i) the Depository for such Global Debentures or the Corporation has notified the Debenture Trustee that the Depository is unwilling or unable to continue as Depository for such Global Debentures, or (ii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository under Section 2.3(b), provided in each case that at the time of such transfer the Corporation has not appointed a successor Depository for such Global Debentures;

(iii)

Global Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv)

Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system for the Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v)	Global Debentures may be transferred if required by applicable law; or

(vi)	Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c)	With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders of the Debentures pursuant to subsection 3.1(b):

(i)

the Corporation and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of the Debentures and the authorized representative of the Beneficial Holders;

(ii)

the rights of the Beneficial Holders of the Debentures shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

	(iii)	the Depository will make book-entry transfers among the Depository Participants; and

(iv)

whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders of the Debentures or the Depository Participants, and has delivered such instructions to the Debenture Trustee.

(d)

Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders of the Debentures pursuant to this Section 3.1, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.1(b) with respect to the Debentures issued hereunder, the Debenture Trustee shall notify all applicable Depository Participants and Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.2 and the remaining Sections of this Article 3.

3.2       Fully Registered Debentures

(a)

If any Debentures are at any time not Global Debentures, then such Debentures shall be Fully Registered Debentures and the Corporation shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary, Alberta and by the Debenture Trustee or such other registrar as the Corporation, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of such Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b)

No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.2(a) by the registered holder or such holder's executors, administrators or other legal representatives or a mandatary duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

(c)

Fully Registered Debentures issued to persons in the United States or to, or for the account or benefit of, U.S. Persons, and the Shares issuable upon conversion thereof have not been and will not be registered under the 1933 Act and applicable state securities laws and may only be transferred pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws.

3.3       Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.4       No Notice of Trusts

Neither the Corporation nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5       Registers Open for Inspection

The registers referred to in Sections 3.2 and 3.1 shall, during regular business hours of the Debenture Trustee, be open for inspection by the Corporation, the Debenture Trustee or any Debentureholder. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Corporation or by the Debenture Trustee, in writing, furnish the Corporation or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6       Exchanges of Debentures

(a)

Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged by the holder for Debentures in any other authorized form or denomination, of the same date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)

In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures may be exchanged only at the principal offices of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario or at such other place or places, if any, as may be specified in the Debentures and at such other place or places as may from time to time be designated by the Corporation with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Corporation shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)

Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7       Closing of Registers

(a)	Neither the Corporation nor the Debenture Trustee nor any registrar shall be required to:

	(i)	make transfers or exchanges or conversion of Fully Registered Debentures on any Interest Payment Date or Maturity Date for such Debentures or during the five preceding Business Days;

	(ii)	make transfers or exchanges of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the five preceding Business Days;

	(iii)	make transfers or exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed; or

(iv)

issue additional Debentures hereunder (i) on any Interest Payment Date or during a period of 5 Business Days immediately preceding any such date, or (ii) on the day of any selection by the Debenture Trustee of any Debentures to be redeemed or purchased or during the 5 preceding Business Days or thereafter until after the mailing of any notice of redemption or purchase.

(b)

Subject to any restriction herein provided, the Corporation with the approval of the Debenture Trustee may at any time close any register for the Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary, Alberta, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8       Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Debenture Trustee and the Corporation), and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.6 for a definitive Debenture;

(b)	for any exchange of a Global Debenture as contemplated in Section 3.1;

(c)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2;

(d)	for any exchange of any Debenture resulting from a partial conversion under Section 6.4(d); or

(e)	for any exchange of any Debenture resulting from a partial purchase under Section 2.2(j).

3.9       Ownership of Debentures

(a)

Unless otherwise required by law, the Person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)	Neither the Corporation nor the Debenture Trustee shall have any liability for:

	(i)	any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

	(ii)	maintaining, supervising or reviewing any such records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Depository Participants. As a result, such Depository Participants must look solely to the Depository and Beneficial Holders of Debentures must look solely to the Depository Participants for the payment of principal and interest on the Debentures paid by or on behalf of the Corporation to the Depository.

(c)	Beneficial Holders of Debentures:

	(i)	may not have Debenture certificates registered in their name; and

	(ii)	may not have physical certificates representing their interest in the Debentures.

(d)

The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Debenture Trustee for the same and neither the Corporation nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(e)

Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefore shall be a valid discharge, to the Debenture Trustee, any registrar and to the Corporation.

(f)

In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to the Corporation.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES
AND CERTAIN PAYMENTS ON MATURITY

4.1       Applicability of Article

Subject to regulatory approval and Section 2.2(d), the Corporation shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Shares as provided in Section 4.6 or any combination thereof, the Debentures at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as expressed in this Indenture.

Subject to regulatory approval and Article 5 hereof, the Corporation shall also have the right at its option to repay, either in whole or in part, on maturity, either, by payment of money in accordance with Sections 2.10 and 4.10, by issuance of Freely Tradeable Shares as provided in Section 4.11 (other than on maturity on the Maturity Date), as applicable, or any combination thereof, the principal amount of any Debentures issued hereunder at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been expressed in this Indenture.

4.2       Partial Redemption

If less than all the Debentures for the time being outstanding are at any time to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and a portion of such Debentures are being redeemed by the payment of Shares pursuant to Section 4.6, the Debentures to be so redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the TSX or such other exchange on which the Debentures are then listed, as may be required from time to time. No Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only or for cash only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with, if accrued interest is not included in the Redemption Price, interest accrued to but excluding the Redemption Date, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3       Notice of Redemption

A Redemption Notice in respect of the Debentures to be redeemed shall be given to the holders of the Debentures not more than 60 days nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price together with, if accrued interest is not included in the Redemption Price, accrued and unpaid interest to but excluding the Redemption Date, and, if applicable, the portion to be redeemed for cash and the portion to be redeemed by issuing Shares and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)

in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected pro rata or by other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Corporation; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4       Debentures Due on Redemption Date

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with, if accrued interest is not included in the Redemption Price, accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Shares to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5       Deposit of Redemption Monies

Redemption of Debentures shall be provided for by the Corporation depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 1:00 p.m. (Calgary Time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus, if accrued interest is not included in the Redemption Price, accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques or a wire transfer for such amounts required under this Section 4.5 post-dated to the Redemption Date or by providing the Debenture trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption, less applicable withholding taxes, if any.

4.6       Right to Repay Redemption Price in Shares

(a)

Subject to receipt of any required regulatory approvals, Section 2.2(d) and the other provisions of this Section 4.6, the Corporation may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to pay all or any portion of the principal amount of Debentures due upon redemption by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Shares obtained by dividing the principal amount of the Debentures, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, by 95% of the Current Market Price on the Redemption Date (the "Share Redemption Right").

(b)

The Corporation shall exercise the Share Redemption Right by so specifying in the Redemption Notice which shall be delivered to the Debenture Trustee and the holders of Debentures to be so redeemed not more than 60 days and not less than 30 days prior to the Redemption Date in the manner provided in Section 14.2. The Redemption Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Redemption Right.

(c)	The Corporation's right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

	(i)	the issuance of the Shares on the exercise of the Share Redemption Right shall be made in accordance with Applicable Securities Legislation and such Shares shall be issued as Freely Tradeable Shares;

	(ii)	such additional Freely Tradeable Shares shall be listed on each stock exchange on which the Shares are then listed;

	(iii)	the Corporation shall be a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Shares occurs;

	(iv)	no Event of Default shall have occurred and be continuing;

	(v)	satisfaction of the conditions set forth in Section 2.2(d);

(vi)

the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Shares on the Redemption Date; and

(vii)

the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on a list of issuers in default maintained by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where such lists are not maintained.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholders waive the conditions which are not satisfied by way of Extraordinary Resolution. The Corporation may not change the form of components or percentage of consideration to be paid for the Debentures except as described in the preceding sentence. When the Corporation determines the actual number of the Shares to be issued pursuant to the Corporation's exercise of its Share Redemption Right, it will issue a press release on a national newswire disclosing the Current Market Price and such actual number of Shares.

(d)

In the event that the Corporation duly exercises its Share Redemption Right, the Corporation shall on or before 1:00 p.m. (Calgary time) on the Business Day immediately prior to the Redemption Date, deliver to the Debenture Trustee, for delivery to and on account of the holders of the Debentures, upon the due presentation and surrender of the Debentures, certificates representing the Shares to which such holders are entitled. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 4.5, the Debenture Trustee must pay or cause to be paid, to the holders of such Debentures the Redemption Price of the Debentures called for redemption in the amounts to which they are respectively entitled on the Redemption Date plus, if accrued interest is not included in the Redemption Price, accrued and unpaid interest up to and excluding the Redemption Date and deliver to such holders the certificates to which such holders are entitled.

(e)

No fractional Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Shares on the Redemption Date (less tax required to be deducted, if any).

(f)

A holder of Debentures shall be treated as the shareholder of record of the Shares issued on due exercise by the Corporation of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)

In the event that the Corporation exercises its Share Repayment Right, the Corporation shall at all times reserve and keep available out of its authorized Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Corporation's Share Redemption Right as provided herein, and shall issue to Debentureholders to whom Shares will be issued pursuant to exercise of the Share Redemption Right, such number of Shares as shall be issuable in such event. All Shares which shall be so issuable shall be duly and validly issued as fully paid and non- assessable.

(h)

The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Shares upon exercise of the Share Redemption Right and shall cause to be listed and posted for trading such Shares on each stock exchange on which the Shares are then listed.

(i)

The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Shares to holders upon exercise of the Share Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j)

If the Corporation elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradeable Shares in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold through such investment banks, brokers or dealers selected by the Corporation and approved by the Debenture Trustee, out of the Freely Tradeable Shares issued by the Corporation for this purpose, such number of Freely Tradeable Shares that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. Any amount of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by applicable law to be withheld will be remitted to the Debentureholder.

(k)

Each certificate representing Shares issued in payment of the Redemption Price of Debentures bearing the U.S. Legend, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend; provided that if the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided further that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Shares, substantially as set forth in Schedule "E" hereto (or as the Corporation may prescribe from time to time), together with any additional documentation as may be required by the Corporation or the Debenture Trustee, which evidence may include a written opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the U.S. Legend is no longer required pursuant to the requirements of the 1933 Act or applicable state securities laws; and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Shares, of an opinion of counsel of recognized standing, in form and substance, reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

4.7       Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to so surrender such holder's Debenture, or shall not within such time accept payment of the Redemption Price payable, or take delivery of certificates representing such Shares issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, without interest, or such certificates may be held in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or Shares so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture of the Redemption Price, as the case may be, of such Debenture plus, if accrued interest is not included in the Redemption Price, any accrued and unpaid interest thereon to but excluding the Redemption Date. In the event that any money, or certificates for Shares, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited until the Business Day immediately preceding the fourth anniversary of the Redemption Date, then such monies or certificates for Shares, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Corporation, subject to any prescription period provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the Business Day immediately preceding the fourth anniversary of the Redemption Date to the Corporation upon receipt from the Corporation or one of its Subsidiaries of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the Business Day immediately preceding the fourth anniversary of the Redemption Date, the Corporation shall, prior to the payment by the Debenture Trustee, pay the Debenture Trustee the amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to the Business Day immediately preceding the fourth anniversary of the Redemption Date

4.8       Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9       Purchase of Debentures by the Corporation

Subject to Applicable Securities Legislation, the Corporation or an Affiliate may at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price. All Debentures so purchased may, at the option of the Corporation or such Affiliate, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation or an Affiliate is prepared to accept, the Debentures to be purchased by the Corporation or by such Affiliate shall be selected by the Debenture Trustee on a pro rata basis or in such other manner consented to by the TSX or such other exchange on which the Debentures are then listed which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only.

The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Debenture Trustee shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10     Deposit of Maturity Monies

Subject to Section 4.11, payment on maturity of Debentures shall be provided for by the Corporation depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 1:00 p.m. (Calgary time) on the Business Day immediately prior to the Maturity Date such sums of money as may be sufficient to pay the principal amount of the Debentures, together with a sum of money sufficient to pay all accrued and unpaid interest thereon up to but excluding the Maturity Date, provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with one or more certified cheques or with funds by electronic transfer, for such amounts required under this Section 4.10. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity.

4.11     Right to Repay Principal Amount in Shares

(a)

Subject to receipt of any required regulatory approvals and the other provisions of this Section 4.11, the Corporation may, at its option, in exchange for or in lieu of paying in cash all or any portion of the principal amount of the Debentures outstanding, plus accrued and unpaid interest thereon, if any, up to but excluding the Maturity Date, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures outstanding, together with all accrued and unpaid interest thereon, by issuing and delivering to holders on the Maturity Date that number of Shares obtained by dividing the principal amount of the Debentures (or applicable portion thereof to be satisfied by the issuance and delivery of Shares) together with all accrued and unpaid interest thereon, plus accrued and unpaid interest thereon, if any, up to but excluding the Maturity Date, by 95% of the Current Market Price of the Shares on the Maturity Date (the "Share Repayment Right").

(b)

The Corporation shall exercise the Share Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 30 days prior to the Maturity Date, and which shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Repayment Right on the Maturity Date.

(c)	The Corporation's right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

	(i)	the issuance of the Shares on the exercise of the Share Repayment Right shall be made in accordance with Applicable Securities Legislation and such Shares shall be issued as Freely Tradeable Shares;

	(ii)	such additional Freely Tradeable Shares shall be listed on each stock exchange on which the Shares are then listed;

	(iii)	the Corporation shall be a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Shares occurs;

	(iv)	no Event of Default shall have occurred and be continuing;

(v)

the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Shares on the Maturity Date; and

(vi)

the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on lists of issuers in default maintained by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where such lists are not maintained.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Corporation shall pay the principal amount of the Debentures outstanding, plus accrued and unpaid interest thereon, if any, up to but excluding the Maturity Date, in cash in accordance with Sections 2.10 and 4.10, unless the Debentureholders waive the conditions which are not satisfied by way of Extraordinary Resolution. The Corporation may not change the form of components or percentage of consideration to be paid for the Debentures except as described in the preceding sentence. When the Corporation determines the actual number of the Shares to be issued pursuant to the Corporation's exercise of its Share Redemption Right, it will issue a press release on a national newswire disclosing the Current Market Price and such actual number of Shares.

(d)

In the event that the Corporation duly exercises its Share Repayment Right, the Corporation shall on or before 1:00 p.m. (Calgary time) on the Business Day immediately prior to the Maturity Date, deliver to the Debenture Trustee, for delivery to and on account of the holders, upon the due presentation and surrender of the Debenture certificates representing, the Shares to which such holders are entitled. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Share Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Sections 2.10 and 4.10, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any Shares sold to pay applicable taxes in accordance with this Section 4.11) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e)

No fractional Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.11(d)), the cash equivalent thereof determined on the basis of the Current Market Price of the Shares on the Maturity Date (less any tax required to be deducted, if any).

(f)

A holder shall be treated as the shareholder of record of the Shares issued on due exercise by the Corporation of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)

The Corporation shall at all times reserve and keep available out of its authorized Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Shares will be issued pursuant to exercise of the Share Repayment Right, such number of Shares as shall be issuable in such event. All Shares which shall be so issuable shall be duly and validly issued as fully paid and non- assessable.

(h)

The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Shares upon exercise of the Share Repayment Right and shall cause to be listed and posted for trading such Shares on each stock exchange on which the Shares are then listed.

(i)

The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Shares to holders upon exercise of the Share Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j)

If the Corporation elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity, plus accrued and unpaid interest thereon, if any, by issuing Shares in accordance with this Section 4.11 and if the principal amount or any interest (or any portion of either) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, plus accrued and unpaid interest thereon, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on a Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold, through such investment banks, brokers or dealers selected by the Corporation, out of the Shares issued by the Corporation for this purpose, such number of Shares that together with the cash component of the principal amount due on maturity, plus accrued and unpaid interest thereon, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. Any amount of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by applicable law to be withheld will be remitted to the Debentureholder.

(k)

Each certificate representing Shares issued in payment of the Debentures bearing the U.S. Legend, as well as all certificates issued in exchange for or in substitution of such Shares, shall bear the U.S. Legend; provided that if the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided further that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a duly completed and signed declaration to the Debenture Trustee, as registrar and transfer agent for the Shares, substantially as set forth in Schedule "E" hereto (or as the Corporation may prescribe from time to time), together with any additional documentation as may be required by the Corporation or the Debenture Trustee, which evidence may include a written opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the U.S. Legend is no longer required pursuant to the requirements of the 1933 Act or applicable state securities laws; and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Shares, of an opinion of counsel of recognized standing, in form and substance, reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1       Applicability of Article

The Debenture Liabilities shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in this Article 5 and in Section 2.2(e), to the prior full and final payment of all existing and future Senior Indebtedness of the Corporation and any Subsidiary of the Corporation, and each holder of any such Debenture by his acceptance thereof, whether directly or on his behalf, agrees to and shall be bound by the provisions of this Article 5.

5.2       Order of Payment

Upon any distribution of the assets of the Corporation upon any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings, or upon an "assignment for the benefit of creditors" or any other marshalling of the assets and liabilities of the Corporation, or otherwise):

(a)

all Senior Indebtedness shall first be paid indefeasibly in full, or provision made for such payment, in cash before any payment is made on account of the principal of or interest on or any other liability or obligation in respect of the indebtedness evidenced by the Debentures;

(b)

any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 5 shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the Senior Creditors to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c)

the Senior Creditors or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation's assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)	whether or not the Senior Indebtedness is secured;

(ii)

the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of any Senior Security;

(iii)	the time or order of the attachment, perfection or crystallization of any security constituted by any Senior Security;

(iv)	the taking of any collection, enforcement or realization proceedings pursuant to any Senior Security;

(v)

the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors or any of them or the Debentureholders or any of them to any money or property of the Corporation;

(vi)	the failure to exercise any power or remedy reserved to the Senior Creditors under any Senior Security or to insist upon a strict compliance with any terms thereof;

(vii)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(viii)	the date of giving or failing to give notice to or making demand upon the Corporation;

(ix)	any amendment, modification, increase, extension, renewal, replacement of any Senior Indebtedness or Senior Security; or

(x)	any other matter whatsoever.

5.3       Subrogation to Rights of Holders of Senior Indebtedness

Subject to the payment in full of all Senior Indebtedness, the holders of the Debentures shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof until the principal of, premium, if any, on and interest on the Debentures shall be paid in full, and no such payments or distributions to the holders of the Debentures of cash, property or securities, which otherwise would be payable or distributable to the holders of the Senior Indebtedness, shall, as between the Corporation, its creditors (other than holders of Senior Indebtedness) and the holders of Debentures, be deemed to be a payment by the Corporation to the former holders of the Senior Indebtedness or on account of the repaid Senior Indebtedness. It being understood that the provisions of this Article 5 are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Senior Indebtedness, on the other hand.

5.4       Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Corporation, which is absolute and unconditional, to pay to the holders of the Debentures the principal of, premium, if any, on and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Debenture Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the holders of Senior Indebtedness in respect of cash, property or securities of the Corporation received upon the exercise of any such remedy.

5.5       No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any enforcement of any Senior Indebtedness, then all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities.

In case of a circumstance constituting a default or event of default with respect to any Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other condition precedent) the holders thereof to demand payment or accelerate the maturity thereof where the notice of such default or event of default has been given by or on behalf of the holders of Senior Indebtedness to the Corporation or the Corporation otherwise has knowledge thereof, unless and until such default or event of default shall have been cured or waived or ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Corporation with respect to the Debenture Liabilities and neither the Debenture Trustee nor the holders of Debentures shall be entitled to demand, accelerate, institute proceedings for the collection of (which shall, for certainty include proceedings related to an adjudication or declaration as to the insolvency or bankruptcy of the Corporation and other similar creditor proceedings), or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default or event of default (except as provided in Section 5.8), and unless and until such default or event of default shall have been cured or waived or ceased to exist , such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditor holding such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Debenture Trustee from taking such actions as may be necessary to preserve claims of the Debenture Trustee and/or the holders of the Debentures under this Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Corporation or its Subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation or its Subsidiaries). The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6       Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except as prohibited by Section 5.2 or Section 5.5, any payment of principal of, premium, if any, on or interest on the Debentures as the same may become due. The fact that any such payment is prohibited by Section 5.2 or Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.2 or Section 5.5, the application by the Debenture Trustee of any moneys deposited with the Debenture Trustee hereunder for such purpose, to the payment of or on account of the Debenture Liabilities.

5.7       Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. This power of attorney, being coupled with an interest and rights, shall be irrevocable. Upon request of the Corporation, and upon being furnished with an Officer's Certificate stating that one or more named Persons are Senior Creditors, and specifying the maximum amount and nature of the Senior Indebtedness of such Senior Creditors, the Debenture Trustee shall enter into a written agreement or agreements with the Corporation and the Person or Persons named in such Officer's Certificate providing that such Person or Persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditor specified in such Officer's Certificate and in such agreement, which may include, among other things, an agreement not to amend the provisions of this Article 5 and the definitions herein without the consent of such Senior Creditor. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness. However, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8       Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5, the Debenture Trustee will not be charged with knowledge of the existence of any fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Corporation, any Debentureholder, any Senior Creditor or a trustee on behalf of any one or more Senior Creditors.

5.9       Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10     Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11     Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, revise, restate, modify or amend the terms of the Senior Indebtedness (including increasing the principal amount of the Senior Indebtedness) or such Senior Security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation and its Subsidiaries, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12     Additional Indebtedness

This Indenture does not restrict the Corporation or any Subsidiary of the Corporation from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its real (immoveable) or personal (moveable) property or properties to secure any indebtedness or other financing.

5.13     Right of Debentureholder to Convert Not Impaired

The subordination of the Debenture Liabilities to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.14     Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article 5 shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15     Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Indebtedness, the Senior Security or the relative priority of the Senior Security.

5.16     Obligations Created by Article 5

The Corporation and the Debenture Trustee, in its capacity as trustee hereunder and not in its corporate personal capacity, agree, and each holder by its acceptance of a Debenture likewise agrees, that:

(a)

the provisions of this Article 5 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Corporation, the Corporation's Subsidiaries or others or to acquire Senior Indebtedness; and

(b)

each holder of Senior Indebtedness may accept the benefit of this Article 5 on the terms and conditions set forth in this Article 5 by giving or continuing credit to the Corporation, the Corporation's Subsidiaries or others or by having outstanding or acquiring Senior Indebtedness, in each case without notice to the Debenture Trustee and without establishing actual reliance on this Article 5.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1       Applicability of Article

Subject to Sections 2.2(f) and 2.2(k), the Debentures will be convertible into Shares or, if applicable, other securities or property, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been expressed in this Indenture (including Sections 2.2(f) and 2.2(k), as applicable).

Such right of conversion shall extend only to the maximum number of whole Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Shares shall be adjusted for in the manner provided in Section 6.6.

6.2       Notice of Expiry of Conversion Privilege

Other than in the event of a Change of Control, notice of the expiry of the conversion privileges of the Debentures, shall be given by or on behalf of the Corporation not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3       Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation's offer, respectively.

6.4       Manner of Exercise of Right to Convert

(a)

The holder of a Debenture desiring to convert such Debenture in whole or in part into Shares shall surrender such Debenture to the Debenture Trustee at its principal offices in Calgary, Alberta or Toronto, Ontario together with the conversion notice in the form attached hereto as Schedule "D" or any other written notice in a form satisfactory to the Debenture Trustee, in either case, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article 6; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes notation on the Global Debenture of the principal amount thereof so converted and the Debenture Trustee is provided with all other documentation which it may reasonably request. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Shares into which such Debenture is convertible in accordance with the provisions of this Article 6 and, within three (3) Business Days thereafter, the Debenture Trustee shall (i) deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Shares and (ii) make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof or in respect of fractional Shares as provided in Section 6.6.

(b)

For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date on which it is so surrendered when the register of the Debenture Trustee is open and in accordance with the provisions of this Article 6 or, in the case of a Global Debenture, on the date which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at one of its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Shares is closed the Person or Persons entitled to receive Shares shall become the holder or holders of record of such Shares as at the date on which such register is next reopened (in each case, the "Date of Conversion").

(c)

Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d)

Upon a holder of any Debenture exercising the right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Debenture Trustee, in accordance with Section 6.4(a) the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Debenture Trustee shall make notations on the Global Debenture of the principal amount thereof so converted.

(e)

The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled to receive accrued and unpaid interest from the last Interest Payment Date up to, but not including the Date of Conversion. The Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Shares pursuant to Section 6.4(b), from which applicable date such Shares will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Shares.

(f)

In the event of a conversion of Debentures into Shares where the holder is subject to withholding taxes, the Debenture Trustee, on a Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold through such investment banks, brokers or dealers selected by the Corporation and approved by the Debenture Trustee, out of the Shares issued by the Corporation for this purpose, such number of Shares that together with any cash payment in lieu of fractional Shares, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. Any amount of net proceeds (after payment of all costs) in excess of the amount required by applicable law to be withheld will be remitted to the Debentureholder.

6.5       Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)

If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Shares into a smaller number of shares, or (iii) issue Shares or securities convertible into Shares to the holders of all or substantially all of the outstanding Shares by way of a dividend or distribution (other than the issue of Shares to holders of Shares who have elected to receive dividends or distributions in the form of Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Shares), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Shares resulting from such subdivision, redivision, dividend or distribution, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Shares under subsections (b) and (c) of this Section 6.5.

(b)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Shares (other than for the issue of Shares to holders of Shares who have elected to receive dividends or distributions in the form of Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Shares) entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares (or securities convertible into Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Share on such record date (other than pursuant to the distribution reinvestment plan of the Corporation), the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date plus a number of Shares equal to the quotient obtained by dividing the aggregate price of the total number of additional Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Share, and of which the denominator shall be the total number of Shares outstanding on such record date plus the total number of additional Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only the number of Shares (or securities convertible into Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) shares of any class other than Shares and other than shares distributed to holders of Shares who have elected to receive dividends or distributions in the form of such shares in lieu of dividends or distributions paid in the ordinary course, (ii) capital stock or similar equity interests in a subsidiary or other business of the Corporation, (iii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Shares or securities convertible into Shares), (iv) evidences of its indebtedness, or (v) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date multiplied by the Current Market Price per Share on such record date, less the fair market value (as determined by the Directors, with the approval of the Debenture Trustee and subject to TSX approval, which determination shall be conclusive) of such shares, equity interests or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Shares outstanding on such record date multiplied by such Current Market Price per Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be. In clause (v) of this subsection (c) the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of shareholders.

(d)

If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Shares or a capital reorganization or change of the Corporation other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other Person or other entity; or a sale, transfer or other disposition of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement or merger, sale, transfer, disposition or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement or merger, or to which such sale, transfer, disposition may be made or which holders of Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement or merger, sale, transfer, dispositions or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the Directors to give effect to or to evidence the provisions of this Section 6.5(d), the Corporation, its successor, or such purchasing person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, merger, sale, transfer, dispositions or liquidation, dissolution or winding-up or other similar transaction, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares or other securities or property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Corporation and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5(d) and which shall apply to successive reclassifications, capital reorganizations, changes, consolidations, amalgamations, mergers, sales, transfers, dispositions and to any successive liquidation, dissolution or winding up or other similar transaction.

Notwithstanding the foregoing, if the securities distributed by the Corporation to all holders of its Shares consist of capital stock of, or similar equity interests in, a Subsidiary or other business of the Corporation (the "Spinoff Securities"), the Conversion Price shall be adjusted, unless the Corporation makes an equivalent distribution to the holders of Debentures, so that the same shall be equal to the rate determined by multiplying the Conversion Price in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the denominator of which shall be the sum of (A) the weighted average trading price of one Share over the 20 consecutive trading day period (the "Spinoff Valuation Period") commencing on and including the fifth trading day after the Ex-Dividend Date and (B) the product of (i) the weighted average trading price (calculated in substantially the same way as the Current Market Price is calculated for the Shares) over the Spinoff Valuation Period of one Spinoff Security or, if no such prices are available, the fair market value of one Spinoff Security as reasonably determined by the Board of Directors (which determination shall be conclusive and shall be evidenced by an Officers' Certificate delivered to the Debenture Trustee) multiplied by (ii) the number of Spinoff Securities distributed in respect of one Share and the numerator of which shall be the weighted average trading price of one Share over the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25th trading day after the date on which ex-dividend trading commences; provided, however, that the Corporation may in lieu of the foregoing adjustment elect to make adequate provision so that each holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such holder of Debentures would have received if such Debentures had been converted on the record date with respect to such distribution.

(e)

If and whenever at any time prior to the Time of Expiry, the Corporation pays or makes a cash dividend or distribution in respect of the Shares (other than a distribution of Spinoff Securities as discussed above), the Conversion Price shall be adjusted based on the following formula:

ACP = CP x (M-D)/(M)

Where:

CP = the Conversion Price in effect on the record date for such dividend or distribution;

ACP = the adjusted Conversion Price taking such dividend or distribution into account;

M = the VWAP of the Shares for the 20 consecutive Trading days ending on the Trading day immediately prior to the Ex-Dividend Date for such dividend or distribution;

D = the aggregate amount of all cash dividends and distributions made on a per Share basis during the relevant fiscal year of the Corporation, minus the amount of all other cash dividends and distributions made during such fiscal year for which an adjustment has already been made pursuant to this Section 6.5(e).

An adjustment to the Conversion Price made pursuant to this Section 6.5(e) shall become effective on the Ex-Dividend Date for such dividend or distribution. If any dividend described in this Section 6.5(e) is declared but not so paid or made, no adjustment to the Conversion Price shall be made pursuant to this Section 6.5(e). For the avoidance of doubt, if and to the extent any adjustment pursuant to Sections 6.5(a), 6.5(b) and 6.5(c) is made, no adjustment to the Conversion Price pursuant to this Section 6.5(e) shall be made.

In this subsection (e) the term "dividends" or "distributions" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of shareholders.

(f)

If any issuer bid (other than a normal course issuer bid made through the facilities of the TSX) made by the Corporation or any of its Subsidiaries for all or any portion of Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Share having a fair market value (determined as provided below) that exceeds the Current Market Price per Share on the last date (the "Expiration Date") tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the "Expiration Time"), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board of Directors, subject to TSX approval, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers' Certificate delivered to the Debenture Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Shares validly tendered and not withdrawn as of the Expiration Time (the Shares deemed so accepted, up to any such maximum, being referred to as the "Purchased Shares") and (B) the product of the number of Shares outstanding (less any Purchased Shares and excluding any Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price per Share on the Expiration Date and (ii) the numerator of which shall be the product of the number of Shares outstanding (including Purchased Shares but excluding any Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price per Share on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Corporation is obligated to purchase Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Shares actually purchased, if any. If the application of this clause (f) of Section 6.5 to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this clause (f).

For purposes of this Section 6.5(f), the term "issuer bid" shall mean an issuer bid under Applicable Securities Legislation or a take-over bid under Applicable Securities Legislation by a Subsidiary of the Corporation for the Shares and all references to "purchases" of Shares in issuer bids (and all similar references) shall mean and include the purchase of Shares in issuer bids and all references to "tendered Shares" (and all similar references) shall mean and include Shares tendered in issuer bids.

(g)

In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Shares declared in favour of holders of record of Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(f), have become the holder of record of such additional Shares pursuant to Section 6.4(b).

(h)

The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(i)	For the purpose of calculating the number of Shares outstanding, Shares owned by or for the benefit of the Corporation shall not be counted.

(j)

In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Debenture Trustee, and the Debentureholders.

(k)

In case the Corporation shall take any action affecting the Shares other than action described in this Section 6.5, which in the opinion of the Directors, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Directors, subject to the prior written consent of the TSX (or, if the Debentures are not listed thereon, on such other exchange on which the Debentures are then listed), as the Directors in their sole discretion may determine to be equitable in the circumstances. Failure of the Directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(l)

Subject to the prior written consent of the TSX or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(m)

Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Shares at less than the Current Market Price for such Shares on the date of issuance or the then applicable Conversion Price.

6.6      No Requirement to Issue Fractional Shares

The Corporation shall not be required to issue fractional Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price on the Date of Conversion of such fractional interest (less applicable withholding taxes, if any).

6.7       Corporation to Reserve Shares

The Corporation covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Shares, solely for the purpose of issue upon conversion of Debentures as provided in this Article 6, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Debenture Trustee that all Shares which shall be so issuable shall be duly and validly issued as fully-paid, non-assessable and Freely Tradeable.

6.8       Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9       Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Shares, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

6.10     Notice of Special Matters

The Corporation covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Sections 6.4(a), 6.4(b), 6.4(c) or 6.4(e) (other than the subdivision, redivision, reduction, combination or consolidation of its Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

In addition, the Corporation covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, at least 30 days prior to the (i) effective date of any transaction referred to in Section 6.5(d) stating the consideration into which the Debentures will be convertible after the effective date of such transaction, and (ii) Expiration Date of any transaction referred to in Section 6.5(f) stating the consideration paid per Share in such transaction.

6.11     Protection of Debenture Trustee

Subject to Section 15.3, the Debenture Trustee:

(a)

shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture;

(c)

shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or Share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article; and

(d)	shall be entitled to act and rely on any adjustment calculation of the Corporation.

6.12     Payment of Cash in Lieu of Shares

Upon conversion, the Corporation may offer and the converting holder may agree to the delivery of cash for all or a portion of the Debentures surrendered in lieu of Shares, the cash equivalent thereof to be determined on the basis of the Current Market Price of the Shares to be received upon conversion on the Date of Conversion (less applicable withholding taxes, if any).

6.13     U.S. Legend on Shares

Each certificate representing Shares issued upon conversion of Debentures pursuant to this Article 6 bearing the U.S. Legend, as well as all certificates issued in exchange for or in substitution of such Shares, shall bear the U.S. Legend; provided, that if the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided further that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a duly completed and signed declaration to the Debenture Trustee, as registrar and transfer agent for the Shares, substantially as set forth in Schedule "E" hereto (or as the Corporation may prescribe from time to time), together with any additional documentation as may be required by the Corporation or the Debenture Trustee, which evidence may include a written opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the U.S. Legend is no longer required pursuant to the requirements of the 1933 Act or applicable state securities laws; and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Shares, of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 7
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1       To Pay Principal, Premium (if any) and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2       To Pay Debenture Trustee's Remuneration

The Corporation will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest thereon. Any amount due under this Section and unpaid thirty days after written request for such payment shall bear interest from the expiration of such thirty days at a rate per annum equal to the then rate charged by the Debenture Trustee under similar indentures from time to time, payable on demand. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction. The fees payable to the Debenture Trustee are confidential information and such fees shall not be disclosed to a third party without the Debenture Trustee's consent.

7.3       To Give Notice of Default

The Corporation shall, as soon as reasonably practicable, notify the Debenture Trustee upon obtaining knowledge of any Event of Default hereunder.

7.4       Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities and business, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things reasonably necessary to preserve and keep in full force and effect the existence and rights of the Corporation.

7.5       Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

7.6       Annual Certificate of Compliance

The Corporation shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year, an Officer's Certificate as to the knowledge of such Director or an authorized officer of the Corporation who executes the Officer's Certificate, of the Corporation's compliance with all conditions and covenants of this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars any steps taken or proposed to be taken to remedy such Event of Default.

7.7       No Dividend or Distributions on Shares if Event of Default

The Corporation shall not declare, make or pay any dividend or distribution to the holders of its issued and outstanding Shares after the occurrence of an Event of Default unless and until such default shall have been cured or waived or ceased to exist.

7.8       Performance of Covenants by Debenture Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but (subject to Sections 8.2 and 15.3) shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.9       Maintain Listing

The Corporation shall use reasonable commercial efforts to maintain the listing of the Shares and the Debentures on the TSX or any other recognized stock exchange and to maintain the Corporation's status as a "reporting issuer" not in default under Applicable Securities Legislation; provided that the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 11 would apply if carried out in compliance with Article 11 even if as a result of such transaction the Corporation ceases to be a "reporting issuer" in all or any of the provinces of Canada or the Shares or Debentures cease to be listed on the TSX or any other recognized stock exchange.

ARTICLE 8
DEFAULT

8.1       Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "Event of Default":

(a)	failure for 30 days to pay interest on the Debentures when due;

(b)

failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise (whether such payment is due in cash, Shares or other securities or property or a combination thereof);

(c)

default in the delivery, when due, of all cash and any Shares or other consideration, including any Make Whole Premium Shares, payable on conversion with respect to the Debentures which default continues for 15 days;

(d)

default in the observance or performance of any covenant or condition of this Indenture by the Corporation and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given to the Corporation by the Debenture Trustee or by holders of not less than 25% in aggregate principal amount of the Debentures specifying such default and requiring the Corporation to rectify such default or obtain a waiver for same;

(e)

if a decree or order of a Court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(f)

if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)

if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed;

(h)

if, after the date of this Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction; or

(i)

if an event of default occurs or exists under any agreement evidencing indebtedness for borrowed money (other than non-recourse debt) of the Corporation or any Subsidiary and as a result of such event of default (i) indebtedness for borrowed money thereunder in excess of $20,000,000 (or the equivalent amount in any other currency) has become due and payable before the date it would otherwise have been due and payable, and (ii) the holders of such indebtedness are entitled to commence, and have commenced, the enforcement of security they hold for such indebtedness (if any) or the exercise of any other creditors' remedies to collect such indebtedness.

In each and every such event the Debenture Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon prior funding and indemnity and receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of, premium, if any, on and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Corporation shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal (and premium, if any), accrued and unpaid interest and interest on amounts in default on such Debentures (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal (and premium, if any), interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

8.2       Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Debenture Trustee to the Debentureholders within 15 days after the Debenture Trustee becomes aware the Event of Default has been cured.

8.3       Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)

the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of a majority of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b)

the Debenture Trustee, so long as it has not become bound to declare the principal of, premium, if any, on and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4       Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders and to the provisions of this Section, if the Corporation shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as mandatary for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful mandatary of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof at trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5       No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of, or premium (if any) on, or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6       Application of Monies by Debenture Trustee

(a)

Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Corporation pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i)

first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)

second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal of, premium on or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal of, premium (if any) on and interest (if any) on all Debentures which are not so held.

(b)

The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

8.7      Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8       Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Debenture Trustee shall deem sufficient.

8.9       Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

8.10     Judgment Against the Corporation

The Corporation covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

8.11     Immunity of Directors, Officers and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director or employee of the Corporation or any of its Subsidiaries, any Director or any holder of Shares or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1     Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by the Corporation, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2       Non-Presentation of Debentures

Subject to Section 3.1, in case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Debenture Trustee and direct the Debenture Trustee to set aside; or

(b)

in respect of monies or Shares in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Debenture Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside,

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Shares, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Shares, if applicable, (less applicable withholding taxes, if any) so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3       Repayment of Unclaimed Monies or Shares

Subject to applicable law, any monies or Shares, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 by the Business Day immediately preceding the fourth anniversary of the date of such setting aside shall be repaid and delivered to the Corporation by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Shares, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies or Shares, if applicable, from the Corporation subject to any prescription provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the Business Day immediately preceding the fourth anniversary of the date of setting aside described in Section 9.2 to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the Business Day immediately preceding the fourth anniversary of the date of such setting aside, the Corporation shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Corporation but prior to the Business Day immediately preceding the fourth anniversary of the date of such setting aside.

9.4       Discharge

The Debenture Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal of and premium (if any) and interest (including interest on amounts in default, if any) on all the Debentures and all other monies payable hereunder have been paid or satisfied, or that all the Debentures have matured or have been duly called for redemption and payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5       Satisfaction

(a)

The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures and the Debenture Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures, either:

(i)

the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Date, or any Change of Control Purchase Date, or upon conversion or otherwise as the case may be, of such Debentures (including the maximum amount of Shares that may be payable as Make Whole Premium Shares); or

(ii)

the Corporation has deposited or caused to be deposited with the Debenture Trustee as property in trust for the purpose of making payment on such Debentures such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Shares, as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii)

the Corporation has paid, caused to be paid or made provision to the satisfaction of the Debenture Trustee for the payment of all other sums payable or which may be payable (including the maximum number of Shares that may be issuable as Make Whole Premium Shares) with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv)

the Corporation has delivered to the Debenture Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and the Corporation and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b)

Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 3, Article 4, Article 6 and this Article 9 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Corporation.

(c)

Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)

If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6       Continuance of Rights, Duties and Obligations

(a)

Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4 and Article 6 and the provisions of Article 1 pertaining to the foregoing provisions, as may be applicable.

(b)

In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect the Debentures (the "Defeased Debentures"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Shares or other securities of the Corporation in accordance with Subsection 2.2(f), Article 6 or any other provision of this Indenture, the Debenture Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c)

In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5, the Corporation is required to purchase any outstanding Debentures pursuant to Subsection 2.2(j) in relation to the Debentures, the Corporation shall be entitled to use any trust money or trust property deposited with the Debenture Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Offer Price payable to such holders in respect of such offer to purchase the Debentures. Upon receipt of a Written Direction from the Corporation, the Debenture Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer from the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by holders that accept any such offer in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10
SHARE INTEREST PAYMENT ELECTION

10.1     Share Interest Payment Election

(a)

Provided that no Event of Default has occurred and is continuing under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Shares are then listed), the Corporation shall have the right from time to time to pay the Interest Obligation on an Interest Payment Date, (i) in cash; (ii) by delivering sufficient Shares to the Debenture Trustee, for sale in compliance with Applicable Securities Legislation, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Shares; or (iii) any combination of (i) and (ii) above, by delivering a Share Interest Payment Election Notice to the Debenture Trustee no later than the earlier of: (i) the date required by applicable law or the rules of any stock exchange on which the Debentures or Shares are then listed, and (ii) the day which is 15 Business Days prior to the Interest Payment Date to which the Share Interest Payment Election relates.

(b)

Upon receipt of a Share Interest Payment Election Notice, the Debenture Trustee shall, in accordance with this Article 10 and such Share Interest Payment Election Notice, deliver Share Bid Requests to such investment banks, brokers or dealers identified by the Corporation, in its absolute discretion, in the Share Interest Payment Election Notice. In connection with the Share Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the Shares from the Corporation and process the Shares in accordance with the Share Interest Payment Election Notice and this Article 10; (ii) accept bids with respect to, and consummate sales of, such Shares in compliance with Applicable Securities Legislation, each as the Corporation shall direct in its absolute discretion through such investment banks, brokers or dealers identified by the Corporation in the Share Interest Payment Election Notice; (iii) invest the proceeds of such sales on the direction of the Corporation in Government Obligations which mature prior to the applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Share Interest Payment Election was made; (iv) deliver proceeds to holders of Debentures that together with the additional cash payments of the Corporation, if any, will satisfy all of the Corporation's Interest Obligations, as directed by the Corporation in the Share Interest Payment Election Notice, and (v) perform any other action necessarily incidental thereto as directed by the Corporation in its absolute discretion. The Share Interest Payment Election Notice shall direct the Debenture Trustee to solicit and accept only, and each Share Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Shares which, together with the cash payments to be made by the Corporation in lieu of fractional Shares and other cash payments by the Corporation, if any, equal the Interest Obligation on the Share Delivery Date.

(c)

The Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Corporation, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Shares on the Share Delivery Date, to withdraw (in whole or in part) the Share Interest Payment Election (which shall have the effect of withdrawing each related Share Bid Request), whereupon the Corporation shall be obliged to pay in cash the Interest Obligation in respect of which the Share Interest Payment Election Notice has been delivered and subsequently withdrawn.

(d)

Any sale of Shares pursuant to this Article 10 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Share Interest Payment Election shall take place concurrently on the Share Delivery Date.

(e)

The amount received in cash by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not, or to what extent, the Corporation elects to satisfy the Interest Obligation pursuant to a Share Interest Payment Election.

(f)

The Debenture Trustee shall inform the Corporation promptly following receipt of any bid or bids for Shares solicited pursuant to the Share Bid Requests. The Debenture Trustee shall accept such bid or bids as the Corporation, in its absolute discretion, shall direct by Written Direction of the Corporation, provided that the aggregate proceeds of all sales of Shares resulting from the acceptance of such bids, together with the amount of any cash payment by the Corporation in lieu of any fractional Shares and other cash payments by the Corporation, on the Share Delivery Date, must be equal to the related Share Interest Payment Election Amount in connection with any bids so accepted, the Corporation, the Debenture Trustee (if required by the Corporation in its absolute discretion) and the applicable bidders shall, not later than the Share Delivery Date, enter into Share Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Share Purchase Agreements including the fees and commissions charged by such investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g)

Provided that: (i) all conditions specified in each Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Shares to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Share Delivery Date, the Corporation shall, on the Share Delivery Date, deliver to the Debenture Trustee the Shares to be sold on such date, an amount in cash equal to the value of any fractional Shares and an Officer's Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Share Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales on such Share Delivery Date by the delivery of the Shares to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefore in an aggregate amount equal to the Share Interest Payment Election Amount (less any amount attributable to any fractional Shares), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Share Interest Payment Election Amount will be to receive same from the Debenture Trustee out of the proceeds of such sales of Shares plus any amount received by the Debenture Trustee from the Corporation attributable to any fractional Shares in full satisfaction of the portion of the Interest Obligation in respect of which the Share Interest Payment Election was made and the holder will have no further recourse to the Corporation in respect of that amount of the Interest Obligation.

(h)

The Debenture Trustee shall, on the Share Delivery Date, use the sale proceeds of the Shares (together with any cash received from the Corporation in lieu of any fractional Shares) to purchase, on the direction of the Corporation in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "Share Proceeds Investment") and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Corporation (and which shall be maintained by and subject to the control of the Debenture Trustee) (the "Interest Account") for such Debentures. The Debenture Trustee shall hold such Share Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Share Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Share Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account together with additional cash payments of the Corporation, if any, to the holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Share Proceeds Investment or otherwise in excess of the Share Interest Payment Election Amount to the Corporation.

(i)

Neither the making of a Share Payment Election nor the consummation of sales of Shares on a Share Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle or require such holders to receive any Shares in satisfaction of such Interest Obligation.

(j)

No fractional Shares will be issued in satisfaction of interest but in lieu thereof the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

ARTICLE 11
SUCCESSORS

11.1     Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (other than the Corporation's direct or indirect wholly-owned Subsidiaries) (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or otherwise, unless:

(a)

prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i) the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures; and

(ii) if the Successor is organized otherwise than under the laws of the Province of Alberta, it shall attorn to the jurisdiction of the courts of the Province of Alberta in respect of this Indenture;

(b)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture;

(c)	after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time, or both, would become an Event of Default, will occur;

(d)	other conditions described in the Indenture are met; and

(e)

such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder.

For certainty, the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the properties or assets of one or more of the Corporation's Subsidiaries (other than to the Corporation or another direct or indirect wholly-owned Subsidiary) which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the Corporation's properties or assets on a consolidated basis, will be deemed to be a sale, conveyance, transfer or lease of all or substantially all of the Corporation's properties or assets.

11.2     Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Indenture and the Debentures. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
COMPULSORY ACQUISITION

12.1     Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Offeror's Debentures) is made and:

(a)

within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Sections 12.2 and 12.4,

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholders for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.2     Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.1 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)

Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture certificate(s) to the Debenture Trustee within 21 days after the date of the sending of the Offeror's Notice.

12.3     Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 12.2 shall, within 21 days after the sending of the Offeror's Notice, send his or her Debenture certificate(s) to the Debenture Trustee duly endorsed for transfer.

12.4     Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 12.2, the Offeror shall pay or transfer to the Debenture Trustee, or to such other Person as the Debenture Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.1. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.5     Consideration to Be Held in Trust

The Debenture Trustee, or the Person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12.4. The Debenture Trustee, or such Persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Company, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.6     Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 12.2, the Debenture Trustee, if the Offeror has complied with Section 12.2 and Section 12.4, shall:

(a)

do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)

send to each Dissenting Debentureholder who has complied with Section 12.3 the consideration to which such Dissenting Debentureholder is entitled under this Article 12 net of applicable withholding taxes, if any; and

(c)	send to each Dissenting Debentureholder who has not complied with Section 12.3 a notice stating that:

	(i)	his or her Debentures have been transferred to the Offeror;

	(ii)	the Debenture Trustee or some other Person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)

the Debenture Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other Person may require in lieu thereof, and the Debenture Trustee is hereby appointed the agent and mandatary, and is granted power of attorney with respect to the Debentures, of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

12.7     Communication of Offer to the Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation, which will then provide a copy to the Debenture Trustee.

ARTICLE 13
MEETINGS OF DEBENTUREHOLDERS

13.1     Right to Convene Meeting

The Debenture Trustee or the Corporation may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the city of Calgary or at such other place as may be approved or determined by the Corporation and the Debenture Trustee. In connection with any meeting of Debentureholders, the Corporation shall comply with applicable law including, if applicable, National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer.

13.2     Notice of Meetings

At least 21 days' notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

13.3     Chairman

Some Person, who need not be a Debentureholder, nominated in writing by the Corporation (in case it convenes the meeting) or by the Debenture Trustee (in any other case) shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some Person present to be chairman.

13.4     Quorum

Subject to the provisions of Section 13.13, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.13, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures.

Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5     Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6     Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7     Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

13.8     Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

In the case of a Global Debenture, the Depositary may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Debentureholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depositary's designation.

13.9     Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)

the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

(b)

the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Corporation or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

13.10   Regulations

The Debenture Trustee, or the Corporation with the approval of the Debenture Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(a)

voting by proxy by Debentureholders, the form of the instrument appointing a proxyholder (which shall be in writing) and the manner in which it may be executed, and the authority to be provided by any Person signing a proxy on behalf of a Debentureholder;

(b)

the deposit of instruments appointing proxyholders at such place as the Debenture Trustee, the Corporation or the Debentureholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjustment thereof by which the same shall be deposited;

(c)

the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxyholders to be provided before the meeting to the Corporation or to the Debenture Trustee at the place at which the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)	generally for the calling of a meeting of Debentureholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.11   Persons Entitled to Attend Meetings

The Corporation, each other Subsidiary of the Corporation and the Debenture Trustee, by their respective officers, directors, employees and agents (as applicable), the Auditors of the Corporation and the legal advisers of the Corporation, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

13.12   Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (1) to receipt of the prior approval of the TSX (if applicable) or such other exchange on which the Debentures are then listed:

(a)

power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)

power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise provided that such sanctioned actions are not prejudicial to the Debenture Trustee;

(c)

power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)

power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e)

power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)

power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)

power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)

power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Shares or other securities of the Corporation;

(j)

power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)

power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l)

power to sanction the exchange of the Debentures for or the conversion thereof into Shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	power to authorize the distribution in specie of securities received pursuant to a transaction authorized under the provisions of Section 13.12(l); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.12(j).

The expression "Ordinary Resolution" when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an ordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article 13 at which a quorum of the Debentureholders is present and passed by the affirmative votes of Debentureholders present in person or represented by proxy at the meeting who hold more than 50% of the aggregate principal amount of the outstanding Debentures voted in respect of such resolution.

13.13   Meaning of "Extraordinary Resolution"

(a)

The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding represent in person or by proxy and passed by the favourable votes of the holders of not less than 662/3% of the principal amount of the outstanding Debentures present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)

If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 662/3% of the principal amount of the Debentures present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.14   Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.15   Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.16   Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 662/3% of the principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

13.17   Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.16 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.18   Evidence of Rights of Debentureholders

(a)

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

13.19   Record Dates

If the Corporation shall solicit from the holders of Debentures any request, demand, authorization, direction, notice, consent, waiver or other action, the Corporation may, at its option, by or pursuant to a Written Direction of the Corporation, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Corporation shall have the obligation to do so. Any such record date shall be the record date specified in or pursuant to such Written Direction of the Corporation.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business on such record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of Debentures then outstanding have authorized or agreed or consented to such request, demand, authorization, notice, consent, waiver or other act, and for this purpose the Debentures then outstanding shall be computed as of such record date.

ARTICLE 14
NOTICES

14.1     Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at 2300, 250 – 5th Street S.W., Calgary, Alberta, T2P 0R4, Attention: Vice-President Finance and Chief Financial Officer, Facsimile No.: (403) 770-8855, and copies delivered to Burnet, Duckworth & Palmer LLP, Calgary, Alberta, Attention: Bruce Allford, Facsimile No.: (403) 260-0332 or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Corporation would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to this Section 14.1, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Section 14.1.

14.2     Notice to Debentureholders

Subject to Section 3.1, all notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to any event beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Calgary, Alberta (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons having an interest in such Debenture.

14.3     Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its offices in the city of Calgary at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, Attention: Manager, Client Services or if sent by facsimile to facsimile number (403) 265-1455, Attention: Manager, Client Services, or if given by registered letter, postage prepaid, to such offices and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

14.4     Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3 such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15
CONCERNING THE DEBENTURE TRUSTEE

15.1     No Conflict of Interest

The Debenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2     Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 60 days notice in writing or such shorter notice as the Corporation may accept as sufficient. The Debentureholders by Extraordinary Resolution shall have the power at any time to remove the existing Debenture Trustee and to appoint a new Debenture Trustee. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Debenture Trustee or any Debentureholder may apply to an Alberta court, on such notice as such Alberta court may direct at the Corporation's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in the Province of Alberta. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, or any company succeeding to the corporate trust business of the Debenture Trustee shall be the successor Debenture Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Corporation, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the terms herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by the Corporation.

15.3     Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4     Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may act and rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

15.5     Evidence and Authority to Debenture Trustee, Opinions, etc.

The Corporation shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 15.5, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)	a certificate made by any one officer or director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)	an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)

in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director or officer or employee of the Corporation, it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 15.5.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

The Corporation shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, an Officer's Certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

15.6     Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may act and rely upon an Officer's Certificate.

15.7     Experts, Advisers and Agents

The Debenture Trustee may:

(a)

employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Debenture Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)

employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Corporation.

15.8    Debenture Trustee May Deal in Debentures

Subject to Sections 15.1 and 15.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

15.9    Investment of Monies Held by Debenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such monies upon Written Direction of the Corporation given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province or Territory thereof at the rate of interest, if any, then current on similar deposits. The Corporation shall receive the Debenture Trustee's prevailing rate for all monies held by it, as may change from time to time.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Corporation all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.10   Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 15.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11   Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12   Debenture Trustee Not Bound to Act on the Corporation's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

15.13   Debenture Trustee Protected in Acting

The Debenture Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Debenture Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

15.14   Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

15.15   Authority to Carry on Business

The Debenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 15.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.16   Compensation and Indemnity

(a)

The Corporation shall pay to the Debenture Trustee from time to time reasonable compensation for its services hereunder as agreed separately by the Corporation and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)

The Corporation hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers, employees and agents from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, wilful misconduct or fraud of the Debenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. The Debenture Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Debenture Trustee shall cooperate in the defence. The Debenture Trustee may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c)	The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through its own gross negligence, wilful misconduct or fraud.

(d)	Provisions contained in this Section 15.16 shall survive the resignation or removal of the Debenture Trustee and the discharge of this Debenture.

15.17   Anti-Money Laundering

The Debenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Debenture Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Debenture Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation or any shorter period of time as agreed to by the Corporation, provided that:

(a)	the Debenture Trustee's written notice shall describe the circumstances of such non- compliance; and

(b)	if such circumstances are rectified to the Debenture Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

15.18   Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

15.19   Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to certain obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Debenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Debenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Debenture Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

15.20   Third Party Interests

The Corporation represents to the Debenture Trustee that any account to be opened by, or interest to be held by, the Debenture Trustee in connection with this Indenture, for or to the credit of the Corporation, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation hereto agrees to complete and execute forthwith a declaration in the Debenture Trustee’s prescribed form as to the particulars of such third party.

15.21   Force Majeure

Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.21.

ARTICLE 16
SUPPLEMENTAL INDENTURES

16.1     Supplemental Indentures

Subject to any approval that may be required pursuant to the requirements of the TSX, from time to time the Debenture Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or of the Debentures, or providing for events of default, in addition to those herein specified;

(b)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(c)

evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(e)

for any other purpose not inconsistent with the terms of this Indenture, provided that, in the opinion of the Debenture Trustee (relying on an opinion of Counsel), the rights of the Debentureholders are in no way prejudiced thereby.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders by Extraordinary Resolution, the consent or concurrence of Debentureholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable federal and state law in the United States without the consent or approval of the Debentureholders provided that, in the opinion of the Debenture Trustee (relying on an opinion of Counsel of recognized standing), the rights of the Debentureholders are in no way prejudiced thereby. The Debenture Trustee will have the right to request a legal opinion regarding matters of United States law on the issuance of Debentures in the United States or to, or for the account or benefit of, U.S. Persons prior to or concurrently with making such amendments. Further, the Corporation and the Debenture Trustee may without the consent or concurrence of the Debentureholders by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders and the Senior Creditors are in no way prejudiced thereby.

ARTICLE 17
EXECUTION AND FORMAL DATE

17.1      Execution

This Indenture may be executed and delivered by facsimile and in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

17.2      Contracts of the Corporation

(a)

The Directors, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Corporation are, and will be conclusively deemed to be, acting for and on behalf of the Corporation, and not in their own personal capacities. None of the Directors will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Corporation or in respect to the affairs of the Corporation. No property or assets of the Directors, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Indenture or the Debentures. No recourse may be had or taken, directly or indirectly, against the Directors in their personal capacity. The Corporation will be solely liable therefor and resort will be had solely to the property and assets of the Corporation for payment or performance thereof.

(b)

No holder of Shares as such will be subject to any personal liability whatsoever, whether extra-contractually, contractually or otherwise, to any party to this Indenture or pursuant to the Debentures in connection with the obligations or the affairs of the Corporation or the acts or omissions of the Directors, whether under this Indenture, the Debentures or otherwise, and the other parties to this Indenture and the holders of the Debentures will look solely to the property and assets of the Corporation for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Corporation only will be subject to levy or execution.

17.3      Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of February 22, 2012 irrespective of the actual date of execution hereof.

[Signatures on following page]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

TRANSGLOBE ENERGY CORPORATION

By:	(signed) "David C. Ferguson"
Name: David C. Ferguson
Title: Vice-President, Finance and Chief
Financial Officer

OLYMPIA TRUST COMPANY

By:	(signed) "Susan Mak"
Name: Susan Mak
Title: Assistant Manager, Client Services

By:	(signed) "W. Anne DeWaele"
Name: W. Anne DeWaele
Title: Senior Trust Officer

SCHEDULE "A"

FORMS OF GLOBAL DEBENTURE

TO THE DEBENTURE INDENTURE BETWEEN

TRANSGLOBE ENERGY CORPORATION

AND

OLYMPIA TRUST COMPANY

SCHEDULE "A-1"
FORM OF GLOBAL DEBENTURE (CANADIAN PURCHASERS)

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture (as defined below). Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Debenture is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to TransGlobe Energy Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO. or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

Certificate No. [•]	$[•]
CUSIP 893662AB2
ISIN CA893662AB22

TRANSGLOBE ENERGY CORPORATION

(A CORPORATION GOVERNED BY THE BUSINESS CORPORATIONS ACT (ALBERTA))

6.0% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

TRANSGLOBE ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the convertible debenture indenture (the "Indenture") dated as of February 22, 2012 with Olympia Trust Company (the "Debenture Trustee"), promises to pay to [INSERT NAME OF REGISTERED HOLDER] on the maturity date of this Debenture, as hereinafter described, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [•] dollars ($[•]) in lawful money of Canada on presentation and surrender of this Debenture at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario in accordance with the terms of the Indenture.

The Debentures will mature on March 31, 2017.

The Debentures shall bear interest at the rate of 6.0% per annum, payable semi-annually, in arrears, on March 31 and September 30 in each year computed on the basis of a 365-day year. The first such payment will fall due on September 30, 2012 (representing interest payable from February 22, 2012 to but excluding September 30, 2012) and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or, the earlier date of redemption, repayment or conversion) will fall due on the Maturity Date or the earlier date of redemption, repayment or conversion. Interest is payable after as well as before maturity and after as well as before default, with interest on amounts after maturity or in default at the same rate, compounded semi-annually. The first interest payment will be equal to $36.33 for each $1,000 principal amount of the Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 6.0% Convertible Unsecured Subordinated Debentures (referred to herein as the "Debentures") of the Corporation issued or issuable under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures authorized for issue are limited to an aggregate principal amount of eighty-five million dollars in lawful money of Canada ($85,000,000).

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible into Shares, at the option of the holder hereof, upon surrender of this Debenture at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario, at any time prior to 5:00 p.m. (Calgary time) on the earliest of: (i) the last Business Day immediately preceding the Maturity Date, (ii) the last Business Day immediately preceding the date specified for redemption of this Debenture and (iii) the last Business Day immediately preceding the Change of Control Purchase Date (as defined in the Indenture), in each case, at a conversion price of $15.10 (the "Conversion Price") per Share, being a conversion rate of approximately 66.2252 Shares for each $1,000 principal amount of Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the fractional interest multiplied by the volume-weighted average price per share for Shares for the 20 consecutive Trading days ending on the fifth Trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Shares are not listed thereon, on such stock exchange on which the Shares are listed as may be selected for such purpose by or on behalf of the Directors of the Corporation and approved by the Debenture Trustee, or if the Shares are not listed on any stock exchange, then on the over-the-counter market) determined in accordance with the Indenture (the "Current Market Price"). Holders converting their Debentures will receive any interest which has accrued in respect thereof from the most recent Interest Payment Date to the Date of Conversion.

This Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the Redemption Price therein and herein set out provided that this Debenture is not redeemable before March 31, 2015 except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On or after March 31, 2015 and prior to the Maturity Date, the Debentures may be redeemed at the option of the Corporation at the redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date (the "Redemption Price") provided, among other things, the Current Market Price exceeds 125% of the Conversion Price, and otherwise on the terms and conditions described in the Indenture.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make a cash offer to purchase all of the Debentures at a price equal to the principal amount of such Debentures plus accrued and unpaid interest up to, but excluding, the date the Debentures are so repurchased (the "Debenture Offer"). If 90% or more of the principal amount of the Debentures outstanding on the date the Corporation provides the Debenture Offer to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding Debentures at the same price.

If an Offer for all of the outstanding Debentures is made and 90% or more of the principal amount of all the Debentures (other than Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the Offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any required regulatory approvals, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Redemption Date or the Maturity Date, as applicable, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date or the Maturity Date, as applicable, by the issue of that number of Shares obtained by dividing the principal amount of this Debenture to be paid for in Shares pursuant to the exercise by the Corporation of the Share Repayment Right, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date or the Maturity Date, as applicable, by 95% of the Current Market Price on the Redemption Date or Maturity Date, as applicable.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their mandatary duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

If any of the provisions of this Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

The Indenture and this Debenture shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF TRANSGLOBE ENERGY CORPORATION has caused this Debenture to be signed by its authorized representatives as of the 22nd day of February, 2012.

TRANSGLOBE ENERGY CORPORATION

Per:
Name:
Title:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

Certification Date:

OLYMPIA TRUST COMPANY

Per:
(Authorized Officer)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $ principal amount hereof) of TransGlobe Energy Corporation standing in the name(s) of the undersigned in the register maintained by the Debenture Trustee with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated: ______________________________________________________

Address of Transferee: _________________________________________

___________________________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

___________________________________________________________

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of 1,000, in which case such Debenture is transferable only in its entirety) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "I"

TO CDS GLOBAL DEBENTURE

TRANSGLOBE ENERGY CORPORATION

6.0% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

Initial Aggregate Principal Amount:	$[•]

CUSIP: 893662AB2

ISIN: CA893662AB22

Signature of the Debenture Trustee: ____________________________________________________________________________
Authorization
Olympia Trust Company

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "A-2"
FORM OF GLOBAL DEBENTURE (U.S. PURCHASERS)

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture (as defined below). Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES, FOR THE BENEFIT OF TRANSGLOBE ENERGY CORPORATION (THE "CORPORATION"), THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144A OR (ii) RULE 144, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(ii) OR (D), THE SELLER FURNISHES TO THE CORPORATION A WRITTEN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

Unless this Debenture is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to the Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO. or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

Certificate No. [•]	$[•]
CUSIP 893662AA4
ISIN CA893662AA49

TRANSGLOBE ENERGY CORPORATION

(A CORPORATION GOVERNED BY THE BUSINESS CORPORATIONS ACT (ALBERTA))

6.0% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

TRANSGLOBE ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the convertible debenture indenture (the "Indenture") dated as of February 22, 2012 with Olympia Trust Company (the "Debenture Trustee"), promises to pay to [INSERT NAME OF REGISTERED HOLDER] hereof on the maturity date of this Debenture, as hereinafter described, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [•] dollars ($[•]) in lawful money of Canada on presentation and surrender of this Debenture at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario in accordance with the terms of the Indenture.

The Debentures will mature on March 31, 2017.

The Debentures shall bear interest at the rate of 6.0% per annum, payable semi-annually, in arrears, on March 31 and September 30 in each year computed on the basis of a 365-day year. The first such payment will fall due on September 30, 2012 (representing interest payable from February 22, 2012 to but excluding September 30, 2012) and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or, the earlier date of redemption, repayment or conversion) will fall due on the Maturity Date or the earlier date of redemption, repayment or conversion. Interest is payable after as well as before maturity and after as well as before default, with interest on amounts after maturity or in default at the same rate, compounded semi-annually. The first interest payment will be equal to $36.33 for each $1,000 principal amount of the Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 6.0% Convertible Unsecured Subordinated Debentures (referred to herein as the "Debentures") of the Corporation issued or issuable under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures authorized for issue are limited to an aggregate principal amount of eighty-five million dollars in lawful money of Canada ($85,000,000).

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible into Shares, at the option of the holder hereof, upon surrender of this Debenture at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario, at any time prior to 5:00 p.m. (Calgary time) on the earliest of: (i) the last Business Day immediately preceding the Maturity Date, (ii) the last Business Day immediately preceding the date specified for redemption of this Debenture and (iii) the last Business Day immediately preceding the Change of Control Purchase Date (as defined in the Indenture), in each case, at a conversion price of $15.10 (the "Conversion Price") per Share, being a conversion rate of approximately 66.2252 Shares for each $1,000 principal amount of Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the fractional interest multiplied by the volume-weighted average price per share for Shares for the 20 consecutive Trading days ending on the fifth Trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Shares are not listed thereon, on such stock exchange on which the Shares are listed as may be selected for such purpose by or on behalf of the Directors of the Corporation and approved by the Debenture Trustee, or if the Shares are not listed on any stock exchange, then on the over-the-counter market) determined in accordance with the Indenture (the "Current Market Price"). Holders converting their Debentures will receive any interest which has accrued in respect thereof from the most recent Interest Payment Date to the Date of Conversion.

This Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the Redemption Price therein and herein set out provided that this Debenture is not redeemable before March 31, 2015 except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On or after March 31, 2015 and prior to the Maturity Date, the Debentures may be redeemed at the option of the Corporation at the redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date (the "Redemption Price") provided, among other things, the Current Market Price exceeds 125% of the Conversion Price, and otherwise on the terms and conditions described in the Indenture.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make a cash offer to purchase all of the Debentures at a price equal to the principal amount of such Debentures plus accrued and unpaid interest up to, but excluding, the date the Debentures are so repurchased (the "Debenture Offer"). If 90% or more of the principal amount of the Debentures outstanding on the date the Corporation provides the Debenture Offer to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding Debentures at the same price.

If an Offer for all of the outstanding Debentures is made and 90% or more of the principal amount of all the Debentures (other than Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the Offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any required regulatory approvals, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Redemption Date or the Maturity Date, as applicable, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date or the Maturity Date, as applicable, by the issue of that number of Shares obtained by dividing the principal amount of this Debenture to be paid for in Shares pursuant to the exercise by the Corporation of the Share Repayment Right, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date or the Maturity Date, as applicable, by 95% of the Current Market Price on the Redemption Date or Maturity Date, as applicable.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their mandatary duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

If any of the provisions of this Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

The Indenture and this Debenture shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF TRANSGLOBE ENERGY CORPORATION has caused this Debenture to be signed by its authorized representatives as of the 22nd day of February, 2012.

TRANSGLOBE ENERGY CORPORATION

Per:
Name:
Title:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

Certification Date:

OLYMPIA TRUST COMPANY

Per:
(Authorized Officer)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $ principal amount hereof) of TransGlobe Energy Corporation standing in the name(s) of the undersigned in the register maintained by the Debenture Trustee with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated: ______________________________________________________

Address of Transferee: _________________________________________

___________________________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

___________________________________________________________

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of 1,000, in which case such Debenture is transferable only in its entirety) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "I"

TO CDS GLOBAL DEBENTURE

TRANSGLOBE ENERGY CORPORATION

6.0% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

Initial Aggregate Principal Amount:	$[•]

CUSIP: 893662AA4

ISIN: CA893662AA49

Signature of the Debenture Trustee: _________________________________________________________
Authorization
Olympia Trust Company

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

TO THE CONVERTIBLE DEBENTURE INDENTURE BETWEEN

TRANSGLOBE ENERGY CORPORATION

AND

OLYMPIA TRUST COMPANY

B-2

SCHEDULE "B"

Form of Redemption Notice

TRANSGLOBE ENERGY CORPORATION
6.0% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
REDEMPTION NOTICE

TO:	Holders of 6.0% Convertible Unsecured Subordinated Debentures (the "Debentures") of TransGlobe Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the convertible debenture indenture (the "Indenture") dated as of February 22, 2012 between the Corporation and Olympia Trust Company (the "Debenture Trustee"), that the aggregate principal amount of $[•] of the $[•] of Debentures outstanding will be redeemed as of [•] (the "Redemption Date"), upon payment of a redemption amount of $1,000 for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $[•], and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the " Redemption Price").

The Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Facsimile: (403) 265-1455

Attention: Manager, Client Services

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

Pursuant to Section 2.2(d), the Corporation hereby confirms that on the date hereof the Current Market Price of the Shares is $•, being an amount greater than 125% of the Conversion Price on the date hereof, and an Officer's Certificate confirming such Current Market Price has been delivered to the Debenture Trustee.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay to the holders of Debentures $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Shares obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Shares.]

B-3

No fractional Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Redemption Date (less any tax required to be deducted, if any).

DATED: __________________________________________

TRANSGLOBE ENERGY CORPORATION

By: ________________________________________
Name:
Title:

SCHEDULE "C"

FORM OF MATURITY NOTICE

TO THE CONVERTIBLE DEBENTURE INDENTURE BETWEEN

TRANSGLOBE ENERGY CORPORATION

AND

OLYMPIA TRUST COMPANY

C-2

SCHEDULE "C"
FORM OF MATURITY NOTICE

TRANSGLOBE ENERGY CORPORATION
6.0% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
MATURITY NOTICE

TO:	Holders of 6.0% Convertible Unsecured Subordinated Debentures (the "Debentures") of TransGlobe Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.11(b) of the convertible debenture indenture (the "Indenture") dated as of February 22, 2012 between the Corporation and Olympia Trust Company, as trustee (the "Debenture Trustee"), that the Debentures are due and payable as of March 31, 2017 (the "Maturity Date") and the Corporation elects to satisfy its obligation to pay to holders of Debentures $[•] of the principal amount of the Debentures outstanding on the Maturity Date, plus accrued and unpaid interest thereon, if any, up to but excluding the Maturity Date, by issuing and delivering to the holders that number of Shares equal to the number obtained by dividing such principal amount of the Debentures, plus accrued and unpaid interest thereon, if any, up to but excluding the Maturity Date, by 95% of the Current Market Price of Shares on the Maturity Date.

No fractional Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Maturity Date (less any tax required to be deducted, if any).

DATED: ______________________________________

TRANSGLOBE ENERGY CORPORATION

Per:
Name:
Title:

SCHEDULE "D"

FORM OF NOTICE OF CONVERSION

TO THE CONVERTIBLE DEBENTURE INDENTURE BETWEEN

TRANSGLOBE ENERGY CORPORATION

AND

OLYMPIA TRUST COMPANY

D-2

SCHEDULE "D"

FORM OF NOTICE OF CONVERSION

TO:	TRANSGLOBE ENERGY CORPORATION

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.0% Convertible Unsecured Subordinated Debentures in the principal amount of $[•] bearing Certificate No. [•] irrevocably elects to convert such Debentures (or $[•] principal amount thereof) in accordance with the terms of the convertible debenture indenture (the "Indenture") dated as of February 22, 2012 between TransGlobe Energy Corporation and Olympia Trust Company, as trustee referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Shares of TransGlobe Energy Corporation issuable upon a conversion be issued and delivered to the Person indicated below. (If Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:
(Signature of Registered Holder)

If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:

If Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Shares are to be issued, delivered and registered)

Name: _____________________________________________________

Address ___________________________________________________

__________________________________________________________

City, Province and Postal Code __________________________________

Name of Guarantor: ___________________________________________

Authorized signature: _________________________________________

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO THE DEBENTURE INDENTURE BETWEEN

TRANSGLOBE ENERGY CORPORATION

AND

OLYMPIA TRUST COMPANY

E-2

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To:            TransGlobe Energy Corporation (the "Company") and Olympia Trust Company, as Registrar and Transfer Agent for the 6.00% convertible unsecured subordinated debentures (the "Debentures") maturing March 31, 2017 and common shares issuable upon conversion, redemption or maturity of the Debentures (the "Underlying Shares") of the Company.

The undersigned Seller (A) acknowledges that the sale of __________________ Debentures/Underlying Shares of the Company, represented by certificate number _____________________, to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Company; (2) the offer of such securities was not made to, or for the account or benefit of, a "U.S. Person" as such term is defined in Regulation S under the U.S. Securities Act or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange (or another designated offshore securities market), and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any "directed selling efforts" in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:		Date:
Signature of Seller

Name of Seller (Please Print):

We have read the foregoing representations of our customer, _________________________________ (the "Seller"), with regard to our sale, for such Seller’s account, of the Debentures/Underlying Shares described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange (or another designated offshore securities market) and (C) neither we, nor any person acting on our behalf, engaged in any "directed selling efforts" in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm:                    _______________________________

By:   ______________________________________________
                        Authorized Officer

E-3

Date: